Exhibit 99.1

CONTENTS

CORPORATE INFORMATION	1

CHAIRMAN’S STATEMENT	3

FINANCIAL HIGHLIGHTS	4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	6

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	18

DIRECTORS AND SENIOR MANAGEMENT	19

DIRECTORS’ REPORT	21

CORPORATE GOVERNANCE REPORT	32

INDEPENDENT AUDITOR’S REPORT	38

- i -

CORPORATE INFORMATION

Independent Auditor	Deloitte Touche Tohmatsu
35th Floor, One Pacific Place
88 Queensway
Hong Kong

Legal counsel	Morrison & Foerster LLP	Maples and Calder
	Hong Kong office	PO Box 309
	33rd Floor, Edinburgh Tower,	Ugland House
	The Landmark	South Church Street,
	15 Queen’s Road Central	Grand Cayman KY1-1104
	Hong Kong	Cayman Islands

Palo Alto office
755 Page Mill Road
Palo Alto, California, USA 94304

Board of Directors	Executive Directors
Sterling Du (Chairman, Chief Executive Officer) Chuan Chiung “Perry” Kuo (Chief Financial Officer) James Elvin Keim (Head of Marketing and Sales)

Independent Non-executive Directors
Michael Austin Teik Seng Tan Keisuke Yawata Lawrence Lai-Fu Lin Xiaolang Yan
Ji Liu

Qualified Accountant	Jane Liang (CPA)

Joint Company Secretaries	Chuan Chiung “Perry” Kuo
Ngai Wai Fung (FCS and FCIS)

Authorized Representatives	Chuan Chiung “Perry” Kuo
Sterling Du

Hong Kong Branch Share	Computershare Hong Kong Investor Services Limited
Registrar and Transfer Office	Shops 1712–1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong

Depositary for American	The Bank of New York Mellon Corporation
Depositary Receipts	ADR Division
One Wall Street, 29th Floor
New York, New York, USA 10286

Corporate Headquarters	Grand Pavilion Commercial Centre, West Bay Road
PO Box 32331 SMB, George Town Grand Cayman, Cayman Islands Phone: (345) 945-1110
Fax: (345) 945-1113

Other Addresses	3118 Patrick Henry Drive	11th Floor, 54, Sec 4,
	Santa Clara, CA, USA 95054	Minsheng E. Road
	Phone: (408) 987-5920	Taipei, Taiwan 105
	Fax: (408) 987-5929	Phone: (886) 2-2545-9095
Fax: (886) 2-2547-1721

Registered office	Maples Corporate Services Limited
Ugland House, P.O. Box 309
South Church Street
Grand Cayman KY1-1104, Cayman Islands

Place of business in Hong Kong registered under Part XI of the Companies Ordinance	8th Floor, Gloucester Tower The Landmark, 15 Queen’s Road Central Hong Kong

*	The English language text of this report shall prevail over the Chinese language text.

CHAIRMAN’S STATEMENT

TO OUR SHAREHOLDERS

For the past three years, we have allocated over 50% of our R&D budget to our young DC-DC, Battery, and Security businesses, in addition to other areas of future potential. This represents over $50 million of direct investment over that timeframe and we are pleased with the strong growth of new products that we achieved in 2008.

Our new products grew sequentially throughout 2008 and increased significantly in the full year. They grew from 6% of revenue in 2007 to 9% of revenue in 2008. This represents approximately 25% year-to-year growth. Moreover, it is our expectation that these new product families will be more than 10% of revenue in 2009 and continue to grow at a pace that is ahead of the overall company.

The new products are fueling the growth in our industrial and communications markets. Our industrial products accounted for more than 10% of revenue for the first time in the fourth quarter of 2008, while our communications products were about 5% of revenue in the quarter and also achieved a record percentage. Both our industrial and communications markets benefited from the growth of Battery and Security products, and we expect these markets to continue to increase as a percentage and further diversify our business.

In addition, we believe we have maintained a strong competitive position in our core markets in 2008. We continue to do well in both the consumer and computer markets and we are looking forward to ongoing success. Our key Backlighting and PCI Express businesses have a robust lineup of new and refreshed products for 2009. Today, we are a leader in both technology and market share in our Backlighting products, while our PCI Express business is moving quickly to manage through the transition in the notebook market to penetrate the new “netbook” category.

We remain focused on R&D and we are consistently innovating new technologies. During 2008, O2 Micro was granted 98 patents. This brought the cumulative number of patents granted to the company to 506, including 11,377 unique claims that cover both our core and new product families. Our patents coincide with our deep intellectual property and underlie the comparatively high gross margin that our company enjoys. They also underlie the strong unit volume growth and economies of scale that O2 Micro has achieved.

During 2008, we shipped more than 200 million semiconductor chips and achieved the second best revenue performance in our history. Nonetheless, we are adapting to the current economic environment by driving improvements in our operating efficiency and overall profitability without compromising our investment in R&D. For example, we were able to transfer our OceanOne testing group’s assets and team to an existing business partner at book value and save on both fixed and operational costs. In addition, this helped us lower our headcount down from 1,107 employees at the end of 2007 to 876 employees at the end of 2008. We have also tightened spending controls, and implemented across-the-board cost reduction plans. All of these efforts should bring us significantly better profitability in the future.

In retrospect, fiscal 2008 was a year of subtle accomplishments. The seeds of our investment in R&D have sprouted. Our new products are gaining traction in the marketplace and should play a prominent role in our future growth. Our core businesses are solid and the combination of focus and persistence will enable us to be successful in the key market segments that we have identified.

We appreciate your ongoing support,

Sterling Du

Chairman of the Board and

Chief Executive Officer

FINANCIAL HIGHLIGHTS

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
	2007	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$52,597	$31,844
Restricted cash	6,830	1,153
Short-term investments	28,650	72,344
Accounts receivable, net	24,600	10,578
Inventories	22,127	16,388
Prepaid expenses and other current assets	7,476	2,314

Total current assets	142,280	134,621

LONG-TERM INVESTMENTS	26,715	13,199

PROPERTY AND EQUIPMENT, NET	43,148	34,353

RESTRICTED ASSETS	12,393	1,411

INTANGIBLE ASSETS	—	4,929

OTHER ASSETS	3,876	4,760

TOTAL ASSETS	$228,412	$193,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$10,841	$4,120
Income tax payable	1,065	226
Accrued expenses and other current liabilities	11,597	8,269

Total current liabilities	23,503	12,615

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	520	553
FIN 48 tax liabilities	210	302
Other liabilities	—	23

Total long-term liabilities	730	878

Total liabilities	24,233	13,493

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized — 250,000,000 shares;	—	—
Ordinary shares at $0.00002 par value per share; Authorized — 4,750,000,000 shares; Issued — 1,911,868,150 and 1,832,788,400 shares as of December 31, 2007 and 2008, respectively	38	37
Additional paid-in capital	144,944	141,784
Retained earnings	56,847	36,746
Accumulated other comprehensive income	3,646	1,213
Treasury stock — 5,000,000 shares and nil as of December 31, 2007 and 2008, respectively	(1,296)	—

Total shareholders’ equity	204,179	179,780

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$228,412	$193,273

FINANCIAL HIGHLIGHTS

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In Thousands of US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2007	2008
NET SALES	$165,540	$138,825
COST OF SALES	71,099	58,110

GROSS PROFIT	94,441	80,715

OPERATING EXPENSES (INCOME)
Research and development (a)	34,624	37,424
Selling, general and administrative (a)	45,560	39,003
Goodwill impairment	—	2,782
Write-off of prepayment to foundry services	—	2,942
Litigation income	(9,364)	(2,000)

Total operating expenses	70,820	80,151

INCOME FROM OPERATIONS	23,621	564

NON-OPERATING INCOME (EXPENSES)
Interest income	3,262	2,328
Impairment loss on long-term investments	—	(14,146)
Foreign exchange loss, net	(548)	(412)
Other, net	105	97

Total non-operating income (expenses)	2,819	(12,133)

INCOME (LOSS) BEFORE INCOME TAX	26,440	(11,569)
INCOME TAX EXPENSE	1,456	2,240

NET INCOME (LOSS)	24,984	(13,809)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	1,667	1,466
Unrealized gain (loss) on available-for-sale securities	2,702	(3,776)
Unrealized pension loss	(95)	(123)

Total other comprehensive income (loss)	4,274	(2,433)

COMPREHENSIVE INCOME (LOSS)	$29,258	$(16,242)

EARNINGS (LOSS) PER SHARE
Basic	$0.01	$(0.01)

Diluted	$0.01	NA

NUMBER OF SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,905,725	1,862,831

Diluted (in thousands)	1,943,785	1,869,218

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:

Research and development	$1,058	$1,067
Selling, general and administrative	$1,408	$1,621

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We design, develop and market high performance integrated circuits for power management and security applications, as well as systems security solutions. We also license a limited portion of our proprietary intellectual property to third parties. Our net sales have been derived primarily from the sale of analog, digital, and mixed-signal integrated circuit products to customers in the consumer electronics, computer, industrial and communications markets.

Our net sales have decreased from US$165.5 million in 2007 to US$138.8 million in 2008. This decrease in net sales was due primarily to the deterioration in the general demand for electronic products as a result of inventory adjustments in supply chain because of macro-economic decline. Although we cannot estimate the extent to which our business will be affected in the future, we will continue to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial and communications applications. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions, and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses increased from US$70.8 million in 2007 to US$80.2 million in 2008. Our operating expenses increased primarily due to US$5.7 million of combined non-recurring items for goodwill impairment and the write-off of prepaid foundry services. The increase was also owing to decreased litigation income of US$2.0 million received in 2008 as compared to US$9.4 million in 2007.

Our net income was US$25.0 million in 2007 and our net loss was US$13.8 million in 2008. The increase in net loss in 2008 was primarily due to decreased sales and gross margin, increased impairment on long-term investments, increased non-recurring charges of goodwill impairment and write-off of prepayments to foundry providers, and decreased litigation income.

We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. Although we have developed certain internal testing capability, as a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We currently use third parties to test and assemble substantially all of our products, which helps offset the capital we need to invest in these activities. We also use independent assembly suppliers for the production of our systems security solutions products.

We sell our products through a combination of direct sales offices, sales representatives and distributors. We have sales representatives in China, Hong Kong, Singapore, Taiwan, and the United States, as well as distributors in Japan and China. Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. Sales through distributors are recognized when the distributors make a sale. Under certain conditions, customers may return defective products. Allowances for sales returns are provided on the basis of past experience. These provisions are deducted from sales.

FACTORS THAT AFFECT OUR RESULTS OF OPERATIONS

Demand for consumer electronics and computer products

The majority of our net sales are generated from our products used in liquid crystal display (LCD) television, LCD monitors, notebook computer panels, and LCD panels for global positioning systems (GPS). As a result, changes in demand for these products may affect our results of operations.

Technology migration and new products

Due to rapid technological advances in the semiconductor industry, and frequent new product introductions by our customers and our competitors, our success depends in part on our ability to develop and introduce new products in a timely manner. As a result, we continue to actively develop new products that have improved features and can achieve broad commercial acceptance. In addition, the price of integrated circuit products tends to decline over the product’s life cycle as the current generation of integrated circuits is replaced by next-generation products. We also work closely with customers to identify their future product needs and establish engineering priorities for new product design and development. We intend to continue to leverage our analog and mixed-signal design expertise to develop products.

Manufacturing costs

As a fabless semiconductor company, we rely on third-party foundries to manufacture our integrated circuits. We also rely on third-party assembly and testing service providers to assemble, package and test our integrated circuits prior to shipping. Our cost of sales includes the cost of these assembly, packaging and testing services and the cost of integrated circuits. Our cost of sales accounted for approximately 42.9% and 41.9% of our net sales for each of the years ended December 31, 2007 and 2008. In general, the cost of foundry services depends on prevailing wafer costs, which in turn depends on industry capacity and the state of manufacturing process technologies as well as on the complexity of our product designs, order size, cycle time and foundry capacity utilization. We continue to undertake efforts to reduce our cost of sales by developing long-term relationships with third-party foundries and service providers to achieve better pricing, improving our product designs and deploying more advanced product and manufacturing process technologies.

Research and development expenditures

Research and development is a high priority for us. As at December 31, 2008, we had 586 design engineers, representing more than 67% of our total workforce. In 2007 and 2008, we spent 20.9% and 27.0% of our net sales in research and development expenditures, respectively. We believe that these ratios are higher than those for many of our peers in the industry. Higher research and development expenditures increase the cost of our operations and there can be no assurance that such expenditures will enable us to develop better products than our competitors.

Patent related litigation

Patent related litigation expenses arising out of our legal proceedings in the United States, Taiwan, and China also affect our results of operations. These expenses primarily consist of the fees of external legal counsel and consultants. We also incur patent litigation expenses defending lawsuits brought against us. As of December 31, 2008, we have deposited an amount of New Taiwan dollars equivalent to approximately US$1.4 million with the courts in Taiwan in connection with our applications for preliminary injunctions and provisional attachments on the alleged breaches of our patents. These deposits in the form of Taiwan government bonds, certificate of deposits and cash are deposited with the Taiwan courts and are accounted for as restricted assets on our balance sheet. If we lose our lawsuits, we could forfeit some of these deposits and face additional penalties as well. We expect to continue to incur patent litigation expenses in future, and such expenses might fluctuate. To date, other than the deposit of court bonds, we have not made any provisions with respect to these patent litigations based on our consultation, from time to time, with our external counsel and technical experts on the probability that a contingent loss may be incurred as result of these litigations.

Seasonality

The consumer electronics and computer markets are characterized by seasonal volume increases in the latter part of the year primarily driven by increased consumer spending during the holiday season. We normally experience the highest sales volume to our customers in these markets in the third and fourth quarter of each year, when such customers increase their inventories in anticipation of increased seasonal demand. Our customers in the industrial and communications markets are to a lesser extent subject to seasonal consumer demand. As a result, our sales volume to those customers has been largely consistent from quarter-to-quarter.

CRITICAL ACCOUNTING POLICIES

Revenue recognition and accounts receivable allowances

We recognize revenue on sales to direct customers in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence that an agreement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured. Determination of criterion (4) is based on management’s judgments regarding the collectibility of those fees.

For sales made through distributors, we defer recognition of such sales until the product is sold by the distributors to their end customers. Since we have limited control over these distributors’ sales to third parties, we recognize revenues on these sales only when the distributors sell the products. In addition, products held by distributors are included in our inventory balance. Accounts receivable from distributors are recognized and inventory is relieved upon shipment as title to inventories generally transfers upon shipment.

We make allowances for future product returns in the current period revenue. We analyze historical returns, changes in current demand and acceptance of products when evaluating the adequacy of such allowances. Estimates may differ from actual product returns and allowances and these differences may materially affect our reported revenue and amounts ultimately collected on accounts receivable. In addition, we monitor collectability of accounts receivable primarily through review of the accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made. To date, we have not experienced material write-offs of accounts receivable due to uncollectability.

Inventories

Our inventories are stated at the lower of standard cost or market value. Cost Comprises direct materials and where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.

Long-lived assets

We evaluate the recoverability of property and equipment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property and equipment might not be fully recoverable. If facts and circumstances indicate that the carrying amount of property and equipment might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of property and equipment requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual operating results and the remaining economic lives of the property and equipment could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse effect on our results of operations.

Income taxes

Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes establishes financial accounting and reporting standards for the effect of income taxes and was adopted by us on January 1, 2007. Our income taxes are accounted in accordance with SFAS No. 109, “Accounting for Income Taxes”. The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry- forwards and temporary differences. On a periodic basis we evaluate the deferred income tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred income tax assets will not be recognized, we will increase the valuation allowance against the deferred income tax assets. Realization of the deferred income tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred income tax assets, resulting in a reduction in net income in the period when such determinations are made. In addition, we recognize liabilities for potential income tax contingencies based on the estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, we may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

Legal contingencies

We are currently involved in various claims and legal proceedings. We periodically assess each matter in order to determine if a contingent liability in accordance with SFAS No.5, “Accounting for Contingencies”, should be recorded. In making the determination, we may, depending on the nature of the matter, consult with external counsel and technical experts. Based on the information obtained combined with our judgment regarding all the facts and circumstances of each matter, we determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be estimated. Should a loss be probable and estimable, we record a contingent loss in accordance with SFAS No. 5. In determining the amount of a contingent loss, we take into consideration advice received from experts in the specific matter, current status of legal proceedings, prior case history and other factors. Should the judgments and estimates be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.

Stock-based compensation

We grant stock options and other awards to our employees and certain non-employees. Prior to January 1, 2006, we elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” for our employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the ordinary shares of our Company (the “Shares”) and the exercise price of the stock option.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (R), “Share-Based Payments,” using the modified prospective application method. Under this transition method, compensation cost recognized for the years beginning after December 31, 2005, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of,

December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123 (R)). Results for periods prior to January 1, 2006, have not been restated.

Treasury stock

We cancel all shares repurchased under our share repurchase plan. Accordingly, the excess of the purchase price over par value will be allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. Shares that are repurchased and cancelled are not counted as part of our issued share capital.

Research and development costs

Our research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or the construction of prototypes. We charge all of our expenditures related to research and development activities to operating expenses when incurred.

Fair Value Measurements

We adopted SFAS No. 157, “Fair Value Measurements” on January 1, 2008. SFAS No. 157, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	—	Observable inputs such as quoted prices for identical instruments in active markets;

Level 2	—	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3	—	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Years Ended December 31, 2007 and 2008

The following table summarizes historical results of operations as a percentage of net sales for the periods indicated:

	Years Ended December 31,
	2007%	2008%
Consolidated Statement of Income Data:
Net sales	100.0	100.0
Cost of sales	42.9	41.9

Gross profit	57.1	58.1
Operating expenses (income):
Research and development	20.9	27.0
Selling, general and administrative	27.6	28.0
Goodwill impairment	—	2.0
Write-off of prepayment to foundry services	—	2.1
Litigation income	(5.7)	(1.4)

Total operating expenses	42.8	57.7

Income from operations	14.3	0.4
Non-operating income (expenses) — net	1.7	(8.7)

Income tax expenses	(0.9)	(1.6)

Net income (loss)	15.1	(9.9)

The following table sets forth the breakdown of our net sales by product category in each of 2007 and 2008:

	Years Ended December 31,
	2007 (US$000)	2008 (US$000)
Integrated Circuits:
Analog	126,436	98,779
Mixed-signal	13,280	26,222
Digital	23,856	8,672
Systems Security Solutions	1,967	3,369
Licensed Intellectual Property	1	1,783

Total	165,540	138,825

Net Sales. Net sales consisted of product revenues generated principally by sales of our integrated circuit products and system security products. Net sales for the year ended December 31, 2008 were US$138.8 million, a decrease of US$26.7 million or 16.1% from US$165.5 million for the year ended December 31, 2007. The decrease in sales resulted primarily from due primarily to the deterioration in the general demand for electronic products as a result of inventory adjustments in supply chain because of macro-economic decline. In particular, the proportion of our net sales derived from the products that go into consumer electronics applications decreased from 2007 to 2008. This decrease resulted primarily from the decrease in shipments of analog integrated circuit products in the second half year of 2008. Net sales from analog integrated circuit products in 2008 were US$98.8 million, a decrease of US$27.7 million or 21.9% from US$126.4 million in 2007. In 2008, net sales from our digital integrated circuit products were US$8.7 million, a decrease of US$15.2 million or 63.6% from US$23.9 million in 2007, which resulted primarily from decreased sales of CardBus controller products in 2008. In 2008, net sales from our mixed-signal integrated circuit products were US$26.2 million, an increase of US$12.9 million or 97.5% from US$13.3 million in 2007, which primarily resulted from increased shipments for our power switch, and battery products. In 2008, net sales from our system security products were US$3.4 million, an increase of US$1.4 million or 71.3% from US$2.0 million in 2007, which primarily resulted from the introduction of new products and expansion of our client base from OEM products.

Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2008 was US$80.7 million, a decrease of US$13.7 million or 14.5% from US$94.4 million for the year ended December 31, 2007. This decrease was primarily due to decreased sales of our integrated circuit products in the second half year of 2008. Gross profit as a percentage of net sales for the year ended December 31, 2008 increased to 58.1% from 57.1% for the year ended December 31, 2007 primarily due to our success with the set up of our China supply chain, as well as efficient designs, and new products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for non-recurring engineering expenses. Research and development expenses for the year ended December 31, 2008 were US$37.4 million, an increase of US$2.8 million or 8.1% from US$34.6 million for the year ended December 31, 2007. This increase primarily resulted from increased hiring of design engineers and increased non-recurring engineering expenses in respect of certain research and development projects. As a percentage of net sales, research and development expenses were 27.0% for the year ended December 31, 2008, increase from 20.9% for the year ended December 31, 2007. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, patent litigation expenses, promotional expenses, professional fees paid to external auditors, and consulting fees. Selling, general and administrative expenses for the year ended December 31, 2008 were US$39.0 million, a decrease of US$6.6 million or 14.4% from US$45.6 million for the year ended December 31, 2007. This decrease was primarily due to decreased patent litigation expenses paid to external legal counsels and consultants and decreased promotional expenses. As a percentage of net sales, selling, general and administrative expenses were 28.0% for the year ended December 31, 2008, an increase from 27.6% for the year ended December 31, 2007.

Goodwill Impairment. Goodwill impairment is the impairment charge as a result of our goodwill impairment analysis. Goodwill impairment for the year ended December 31, 2008 was US$2.8 million, an increase of US$2.8 million or 100.0% from none for the year ended December 31, 2007. The increase was primarily due to our decreased market capitalization as on December 31, 2008.

Write-off of Prepayment to Foundry Services. Write-off of prepayment to foundry services consist the write-offs of prepayments in relation to our review on the collectibility of the prepayments. Write-off prepayment to foundry service for the year ended December 31, 2008 was US$2.9 million, an increase of US$2.9 million or 100.0% from none for the year ended December 31, 2007. This increase was due to our decision to write-off our prepayments to Asia Sinomos as a result of the review of Asia Sinomos’ operating status and recurring financial losses in 2008.

Litigation Income. Litigation income consists primarily of amounts received from settlement, damage awards, award of costs and related interest. Litigation income for the year ended December 31, 2008 was US$2.0 million, a decrease of US$7.4 million or 78.6% from US$9.4 million for the year ended December 31, 2007. This decrease was due to decreased payments received from the litigation cases in 2008. We expect that litigation income will continue to fluctuate for the foreseeable future.

Non-Operating Income (Expenses)-Net. Non-operating income (expense)-net reflects primarily interest earned on cash and cash equivalents and short-term investments, impairment loss on long-term investments, and foreign exchange transaction losses. Non-operating expenses-net was US$12.1 million for the year ended December 31, 2008, decreasing from non-operating income of US$2.8 million for the year ended December 31, 2007 primarily due to increased impairment loss on long-term investments and decreased interest income.

Income Tax Expense. Income tax expense was approximately US$2.2 million for the year ended December 31, 2008, compared to an income tax expense of US$1.5 million for the year ended December 31, 2007. This increase in income tax expense was primarily due to increased income before income tax in global taxing entities.

Net Income (Loss). As a result of the above factors, our net loss was US$13.8 million for the year ended December 31, 2008, a decrease of US$38.8 million from US$25.0 million for the year ended December 31, 2006. This decrease was primarily due to decreased sales, one-time non-recurring loss of goodwill impairment and write-off of prepayment, decreased litigation income, and increased impairment on long-term investments.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

Since our inception, we have financed our operations primarily through private sales of securities, our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. As of December 31, 2008, cash and cash equivalents and short-term investments were US$104.2 million.

Operating activities

Our net cash from operating activities is generally the cash effects of transactions and other events used in the determination of net income, adjusted for changes in our working capital. Our net cash inflows from operating activities were US$21.4 million and US$25.8 million for the years ended December 31, 2007 and 2008, respectively.

Net cash provided by operating activities for the year ended December 31, 2008 was primarily due to depreciation and amortization, stock-based compensation, impairment loss on long-term investments, goodwill impairment, decrease in accounts receivable, decrease in inventories, decrease in prepaid expenses and other current assets, which was offset by net loss, decrease in notes and accounts payable, and decrease in accrued expenses and other current liabilities. Net cash provided by operating activities for the year ended December 31, 2007 was primarily due to net income, depreciation and amortization, stock-based compensation, which was offset by increase in accounts receivable, and increase in inventories.

Investing activities

In 2008, we had a net cash outflow from investing activities of US36.1 million as compared to US$14.3 million in 2007. Net cash outflow from investing activities for the year ended December 31, 2008 was primarily due to net increase of short-term investments, increase in acquisition of property and equipment, and intangible assets, which was offset by decrease of restricted assets and cash. Net cash outflow for the year ended December 31, 2007 was primarily due to net increase of short-term investments, increase in acquisition of property and equipment and increase in other assets, which was offset by decrease of restricted assets and cash.

Financing activities

Our net cash outflow from our financing activities in 2007 was US$956,000 as compared to a net cash outflow of US$10.8 million in 2008. The net cash outflow from financing activities in 2008 was primarily due to buy-back of treasury stock. The net cash outflow from financing activities in 2007 was primarily due to buy- back of treasury stock, which was offset by exercise of stock options.

Working capital

The Directors believe our cash balances will be sufficient to meet our capital requirements for at least the next 12 months from the date of publication of this report. Our future capital requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

DIVIDEND POLICY

Dividend policy

We have never declared or paid dividends on our Shares or other securities and do not anticipate paying dividends in the foreseeable future. As our business continues to grow, we intend to continue to invest the profits generated from our operations to implement our future plans. If we declare dividends in the future, the form, frequency and amount of such dividends will depend on our earnings and financial position, our results of operations, our capital needs, our plans for expansion and other factors we deem relevant. The declaration and payment of dividends will be determined at the sole discretion of our directors, subject to the requirements of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

Distributable reserves

We have been advised that “profits” as defined under common law and amounts in our share premium account are distributable reserves under Cayman Islands law. As of December 31, 2008, we had no funds reserved for distribution to our shareholders.

Contingent liabilities

Except for the contingencies as disclosed in note 22 of the financial statements, as at the close of business on December 31, 2008, we did not have any material contingent liabilities.

CAPITAL EXPENDITURES

Capital expenditures are used to purchase property and equipment such as land, buildings, office furniture and integrated circuit testing equipment and certain intangible assets. For the years ended December 31, 2006, 2007 and 2008, our total capital expenditures amounted to US$23.4 million, US$8.1 million and US$9.2 million, respectively.

CONTRACTUAL OBLIGATIONS

The table below describes our contractual obligations as of December 31, 2008:

	Total	2009	2010	2011
	(in thousands of US dollars)
Operating Lease Commitments	3,161	2,043	1,057	61
Licenses, Maintenance and Support	1,501	1,035	288	178

Total	4,662	3,078	1,345	239

LONG-TERM INVESTMENTS

We have made the long-term investments described below, and may make additional investments in these or other companies in the future. Our current investment strategy is to make small strategic investments in companies involved in our supply chain for the manufacture of our products or that provide products that are used in conjunction with our products by our mutual customers. We do not intend to have significant share ownership in, or active participation in the management of, these companies in which we have made strategic investments. The purpose of our investments is to enhance our business relationships with these suppliers to ensure the adequacy of foundry capacity allocation and the quality of services provided to us.

As of December 31, 2008, our long-term investments were as follows:

Investee Company	Type of Company	Date of Investment	Size of Investment	Approximate percentage of voting power (%)
X-FAB(1)	Semiconductor foundry	July 2002	US$5.0 million	1.60%

GEM Services, Inc.(1)	Semiconductor assembly and testing service provider	August 2002	US$500,000	0.89%

Etrend Hightech Corporation(1)(2)	Semiconductor assembly and testing service provider	December 2002 July 2003 March 2004	US$500,000 US$147,000 US$313,000	8.65%

Asia SinoMOS Semiconductor Inc.(1)	Semiconductor foundry	January 2005 May 2006 December 2006	US$5.0 million US$3.3 million US$4.8 million	18.41%

Silicon Genesis Corporation	Developer of silicon products and other engineered multi- layered structures for integrated circuits	December 2000	US$500,000	0.06%

China Resources Microelectronics Limited(1)	Semiconductor foundry	August 2004	US$4.5 million	1.20%

Philip Ventures Enterprise Fund	Fund Management Company	November 2005	SG$1,000,000	2.77%

Sigurd Microelectronics (Cayman) Co., Ltd.(1)	Semiconductor assembly and testing service provider	July 2008	US$5,700,000	20.26%

Notes:

1.	One of our current suppliers or service providers.

2.	We sold 133,000 of our shares in Etrend in August 2007 and recognized a gain of US$20,000. As of December 31, 2008, we held an aggregate of 3,048,383 shares of common stock in such company.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are, in the normal course of business, exposed to risks relating to fluctuations in interest rates and exchange rates, as well as credit risks and commodity price risks. Our risk management strategy aims to minimize the adverse effects of these risks on our financial performance.

Interest rate risk

We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits and government bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2008, the fair value of our investment portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available-for-sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments with maturity dates greater than three months as of December 31, 2008.

	2009	2010	2011	2012	There- after	Total	Fair Value
	(in thousands of US dollars)
Time Deposits Fixed rate	$49,706	$—	$20	$—	$—	$49,726	$49,726
Corporate Bonds Fixed rate	4,026	—	—	—	—	4,026	4,026

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. As of December 31, 2008, we held approximately US$28.2 million in government bonds, certificates of deposits and bank accounts denominated in foreign currencies.

We have not engaged in hedging activities to mitigate our foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We monitor currency exchange fluctuations periodically. For the years ended December 31, 2007 and 2008, we experienced net foreign exchange losses of approximately US$548,000 and US$412,000, respectively, due to foreign currency exchange fluctuations, which are reflected in our results of operations.

Inflation risk

We are exposed to fluctuations in the prices of our raw materials, which we purchase at market prices. In addition, all of our product sales are made at market prices. Therefore, fluctuation in the prices of raw materials, which constitute primarily packaged integrated circuit products, has a significant effect on our results of operations. To date, we have not entered into any futures contracts to hedge against commodity price changes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology.

These forward-looking statements include, without limitation, statements regarding our expectation that new product families will be more than 10% of revenue in 2009 and continue to grow at a pace that is ahead of the overall company; our expectation that industrial and communications markets will continue to increase as a percentage and further diversify our business; our belief that we have maintained a strong competitive position in our core markets; our profitability in the future; the role our new products will play in our future growth and their traction in the marketplace; our success in the key market segments that we have identified; our ability to continue to diversify our customer base and market focus; our efforts to reduce our cost of sales by developing long-term relationships with third-party foundries and service providers to achieve better pricing, improving our product designs and developing more advanced product and manufacturing process technologies; our ability to sustain ongoing success; our expectation to continue the development of innovative technologies and processes for new products and that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings; our expectation to continue to invest significant resources in research and development in the future; our ability to develop new products that have improved features and can achieve broad commercial acceptance; our intention to continue to leverage our analog and mixed-signal design expertise to develop products; our expectation to continue to develop innovative technologies; our expectation that our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions, and specific product manufacturing costs; our expectation that new products typically have higher gross margins and that gross margins typically decline over the life of the products; our expectation that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing cost; our expectation that research and development expenses as a percentage of net sales will fluctuate; patent litigation expenses will continue to increase and fluctuate; our expectation that litigation income will continue to fluctuate; our expectation that we will experience highest sales volume in the consumer electronics and computer markets in the third and fourth quarter of each year; our belief that cash balances will be sufficient to meet our capital requirements for at least the next 12 months; our anticipation that we will not pay dividends in the foreseeable future; our intention not to have significant share ownership in, or active participation in the management of, companies in which we have made strategic investments; that we maintain an investment portfolio consisting mainly of fixed income securities, including time deposits and government bonds and that these securities are subject to interest rate risk and will fall in value if market interest rates increase; our expectation that our results of operations or cash flows will not be affected to any significant degree by sudden short-term change in market interest rates; our ability to develop products in a timely manner to meet customer demands; our ability to take advantage of cost-efficiencies associated with the “fabless” semiconductor business model; our expectations regarding outcome of litigation matters, and our statements regarding the effect of adoption of certain accounting policies; and our intention to continue to invest the profits generated from our operations to implement our future plans.

These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses, and such other factors discussed elsewhere in this annual report. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this annual report.

DIRECTORS AND SENIOR MANAGEMENT

Executive Directors

Sterling Du, aged 49, has served as our chief executive officer and chairman of our Board since March 1997 and as a Class I Director since June 2001. He also served as our chief financial officer from March 1997 to March 1999. From May 1995 to March 1997, Mr. Du was president and chief executive officer of O2 Micro, Inc. Mr. Du received a Bachelor of Science degree in chemical engineering from National Taiwan University and a Master of Science degree in electrical engineering from the University of California, Santa Barbara.

Chuan Chiung “Perry” Kuo, aged 49, has served as our general manager of Taiwan operations since January 1997, as chief financial officer and a Director since March 1999, as secretary since October 1999 and as a Class I Director since June 2001. Mr. Kuo received a Bachelor of Science degree in chemical engineering from National Taiwan University and a Master of Business administration degree from the Rotterdam School of Management, Erasmus University in The Netherlands.

James Elvin Keim, aged 64, has served as a Director since March 1999 and as Head of Marketing and Sales since December 2001 and a Class II Director since June 2001. He also served as our chief operating officer from June 1998 to June 2001. From March 1995 to June 1998, Mr. Keim was a principal in Global Marketing Associates, an international consulting firm. Prior to March 1995, he had been vice president of sales at Alliance Semiconductor Corporation, vice president of marketing at Performance Semiconductor Corporation and worldwide linear marketing manager at Fairchild Semiconductor Corporation. Mr. Keim received a Bachelor of Science degree in engineering from Iowa State University, a Master of Science degree in electrical engineering and a Master of Business administration degree from the University of Illinois.

Independent Non-executive Directors

Michael Austin, aged 73, has served as a Director since October 1997 and as a Class III Director since June 2001. Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. Mr. Austin was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1974. Mr. Austin is also an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands. Mr. Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July 1992, Mr. Austin has been a consultant and currently serves as a non-executive director on several company boards, including those of a number of mutual funds, trust and insurance companies. Mr. Austin served as a director of the Cayman Islands Monetary Authority from January 1997, and was appointed Chairman of the Board in January 2003, a position he held until his retirement on July 31, 2004. He has also served on a variety of other government committees and government related boards, including the Cayman Islands Agricultural and Industrial Development Board, as Chairman; the Stock Exchange Committee; and the Government/Private Sector Consultative Committee. In 1990 Mr. Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

Teik Seng Tan, aged 54, was elected as a Class I Director in the annual general meeting in June 2008. He was also appointed to the Audit Committee in June 2008. Mr. Tan was previously employed by AMD Singapore Pte Ltd. from 1984 to 2007 where he held various positions, the last position being Senior Executive Managing Director. Mr. Tan currently serves as a director of HMC Associates Pte Ltd. He also has been Chairman of the Board of Directors for Bizlink Centre Singapore Ltd. since 2001 and a member of the Board of Directors since 1999. Mr. Tan is a member of the Advisory Council for the Singapore Human Resource Institute and a member of the Advisory Council of the School of Engineering at Temasek Polytechnic. Mr. Tan received a B.S. in Electrical Engineering from the University of Singapore and an M.S. in Industrial Engineering from the National University of Singapore.

Lawrence Lai-Fu Lin, aged 58, has served as a Class II Director, member of the audit committee, and chairman of the compensation committee since June 2003. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of UHY L&C Company, Certified Public Accountants, which is an independent member firm of Urbach Hacker Young International. Mr. Lin was a director of Urbach Hacker

Young International from October 1994 to October 1998. Prior to UHY L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as independent non-executive director and chairman of the audit committee of Yageo Corporation, director of Arima Communications Corporation, and corporate supervisor of Tex Year Industries Inc., all of which are Taiwan listed public companies. He graduated from Taipei Vocational Commercial School in 1969.

Keisuke Yawata, aged 74, has served as a Director since October 1999, as a member and the chairman of the audit committee since August 2000 and July 2001, respectively, and as a Class III Director since June 2001. Mr. Yawata has been a partner and director of Start-up101, a venture capital firm, since 1999 and is the chief executive officer of The Future International, a consulting firm he founded in 1997. From 1995 to 1997, he was the president and chief executive officer of Applied Materials Japan and a senior vice president of Applied Materials, Inc. From 1985 to 1994, he was at LSI Logic KK, serving as president and chief executive officer from 1985 to 1992, and as chairman of the board from 1993 to 1994. From 1958 to 1984, he was employed by NEC Corporation and its subsidiaries where he held various positions, the last position being president and chief executive officer of NEC Electronics, Inc. from 1981 to 1984. He received a Bachelor of Science degree in electrical engineering from Osaka University in Osaka, Japan and a Master of Science degree in electrical engineering from Syracuse University.

Xiaolang Yan, aged 62, has served as a Class III Director since July 2005. Mr. Yan is a professor and Dean of the Electrical Engineering College, Dean of the Information Science & Engineering College and Director of Institute of VLSI Design at Zhejiang University in China. He is also the Director of China’s National Integrated Circuit Talent Education Program and Vice President of China Semiconductor Industry Association. From May 2002 to October 2006, he was the Director of the Strategic Expert Committee for VLSI Design of the China State High Technology Program (863 Program). From May 1994 to March 1999, he was Professor and Dean of Hangzhou Institute of Electronic Engineering and Director of its ICCAD Research Institute. From September 1993 to May 1994, he was a visiting scholar at Stanford University. From March 1990 to September 1993, he was Executive Vice-President and Chief Engineer at Beijing IC Design Center in Beijing, China. Mr. Yan received his Bachelor of Science and Master of Science degrees in electrical engineering from Zhejiang University in Hangzhou, China.

Ji Liu, aged 73, has served as a Class II Director since June 2007. Mr. Liu has been an Honorary President of the China Europe International Business School since 2005. From 1999 to 2004, Mr. Liu was Executive President and President of the China Europe International Business School. From 1993 to 1999, Mr. Liu was a Research Fellow, Member of the Academic Board, Graduate Supervisor and Deputy Chairman of the Chinese Academy of Social Sciences. He received a bachelor of science in power mechanical engineering from Tsinghua University in China.

Senior management

Ivan Chang, aged 46, has served as our vice-president, finance since February 2003. He also served as our controller from July 1999 until February 2003. Mr. Chang received a Bachelor of Science degree in Accounting from Soochow University and a Master of Science degree in Accounting Information from University of Maryland, College Park.

Johnny Chiang, aged 51, has served as our vice-president, logistics and backend since February 2003. He also served as our director of operations from March 1999 to February 2003 and our operations manager from November 1997 to March 1999. Mr. Chiang received a Bachelor of Science degree in Industrial Engineering from Chung Yung University.

Jane Liang, aged 40, is a fellow of the Association of Chartered Certified Accountants and a member of the Chinese Institute of Certified Public Accountants. Prior to being appointed our Qualified Accountant, Ms. Liang held positions as a senior finance manager with Bausch & Lomb (Shanghai) Trading Co. and as an accounting supervisor with Exxon Chemical (Shanghai) Trading Co. Ms. Liang holds a master and a Bachelor degree in Philosophy from Fudan University.

DIRECTORS’ REPORT

Principal Activities

O2 Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus® and Security products, such as VPN/Firewall system solutions.

Directors

The Directors of our Company as at the date of this annual report are as follows:

Executive Directors

Sterling Du

Chuan Chiung “Perry” Kuo

James Elvin Keim

Independent Non-executive Directors

Michael Austin

Teik Seng Tan (appointed in June 6, 2008)

Lawrence Lai-Fu Lin

Keisuke Yawata

Xiaolang Yan

Ji Liu

Details of each member of the Board are set out in the “Directors and Senior Management” section on pages 19 to 20 of this annual report.

Our Company has received an annual confirmation from each of the Independent Non-executive Directors of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) and our Company is satisfied of their independence.

Directors’ Service Contracts

During the financial year, one of the Directors had a service contract with our Company which was not determinable by our Company within one year without payment of compensation, other than statutory compensation.

Directors’ interests in contracts of significance

No contracts of significance subsisted during or at the end of the financial year in which a Director is or was materially interested.

Directors’ Interests in Shares and Underlying Shares

As at December 31, 2008, the interests or short positions of our Directors and chief executive officer in any of our, or our associated corporation’s (within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong {the “SFO”}) shares, underlying shares or debentures required to be recorded in the register maintained by us under Section 352 of the SFO, or notified to us and The Stock Exchange of Hong Kong Limited (the “SEHK”) pursuant to Divisions 7 and 8 of Part XV of the SFO were as follows:

Name of Director	Name of Corporation	Nature of interest	Total number of Shares	Approximate percentage interest in the Company(9)
Sterling Du	O2 MicroInternational Limited	Personal Interest(1)	95,230,300	5.20%
		Interest of Child under18	15,000,000	0.82%
ChuanChiung “Perry” Kuo	O2 MicroInternational Limited	Personal Interest(2)	25,656,350	1.40%
JamesElvinKeim.	O2 MicroInternational Limited	Personal Interest(3)	23,646,600	1.29%
		Corporate Interest(3)	9,145,900	0.50%
Michael Austin	O2 MicroInternational Limited	Personal Interest(4)	4,525,000	0.25%
Keisuke Yawata	O2 MicroInternational Limited	Personal Interest(5)	3,450,000	0.19%
Lawrence Lai-Fu Lin	O2 MicroInternational Limited	Personal Interest(6)	3,075,000	0.17%
Xiaolang Yan	O2 MicroInternational Limited	Personal Interest(7)	3,075,000	0.17%
Ji Liu	O2 MicroInternational Limited	Personal Interest(8)	800,000	0.04%
Teik Seng Tan	O2 MicroInternational Limited	Personal Interest	—	—

Notes:

1.	Mr. Du beneficially owns 55,587,300 Shares. In addition, Mr. Du holds options to purchase an aggregate of 54,643,000 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

2.	Mr. Kuo beneficially owns 5,937,500 Shares. In addition, Mr. Kuo holds options to purchase an aggregate of 19,718,850 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

3.	Mr. Keim and his spouse jointly and beneficially own 344,400 Shares. Mr. Keim holds options to purchase an aggregate of 23,302,200 Shares, if fully exercised. As at the date of this report, none of these options has been exercised. In addition, Mr. Keim has a controlling interest in two private companies which hold an aggregate of 9,145,900 Shares.

4.	Mr. Austin beneficially owns 75,000 shares. In addition, Mr. Austin holds options to purchase an aggregate of 4,450,000 shares, if fully exercised. As at the date of this report, none of these options has been exercised.

5.	Mr. Yawata beneficially owns 728,500 shares. In addition, Mr. Yawata holds options to purchase an aggregate of 2,721,500 shares, if fully exercised. As at the date of this report, none of these options has been exercised.

6.	Mr. Lin beneficially owns 75,000 shares. In addition, Mr. Lin holds options to purchase an aggregate of 3,000,000 shares, if fully exercised. As at the date of this report, none of these options has been exercised.

7.	Mr. Yan beneficially owns 75,000 shares. In addition, Mr. Yan holds options to purchase an aggregate of 3,000,000 shares, if fully exercised. As at the date of this report, none of these options has been exercised.

8.	Mr. Liu holds options to purchase an aggregate of 800,000 shares, if fully exercised. As at the date of this report, none of these options has been exercised.

9.	The above percentage figures are calculated based on our issued and outstanding share capital as at December 31, 2008.

Substantial Shareholders’ Interests in Shares and Underlying Shares

As at December 31, 2008, the interests or short positions of persons other than our Directors and chief executive officer in our shares and underlying shares, as notified to us pursuant to the provisions of Divisions 2 to 5 of Part XV of the SFO and recorded in the register required to be kept by us under Section 336 of the SFO, were as follows:

Name of Substantial Shareholder	Nature of interest	Total number of Shares	Approximate percentage Interest in our Company
Wasatch Advisors, Inc.	Beneficial owner	311,041,900	16.97%
Fidelity Management & Research	Beneficial owner	185,770,000	10.14%
SpartaAssetManagement, LLC	Beneficial owner	167,443,450	9.14%
DNBNORAssetManagement/DNB NOR Kapitalforvaltning ASA	Beneficial owner	144,115,600	7.86%
PolarSecurities, Inc.	Beneficial owner	99,683,400	5.44%

Pre-emptive rights

There are no pre-emptive or similar rights under Cayman Islands law or our Memorandum and Articles of Association which would oblige us to offer new shares on a pro-rata basis to our existing shareholders.

Major customers and suppliers

For the year ended December 31, 2008, sales to our largest customer accounted for 12.3% of our net sales and the aggregate sales to our top five customers represented 42.4% of our net sales.

For the year ended December 31, 2008, our five largest suppliers accounted for approximately 58.4% of our total purchases, while our largest supplier accounted for approximately and 19.1% of our total purchases.

None of the Directors or their respective associates or, as far as the Directors are aware, any other shareholders owning more than 5% of our share capital were interested in any of our five largest suppliers and customers.

Sufficiency of public float

We have maintained a sufficient public float since the date of our listing on the SEHK.

Re-purchase of listed securities

During the year ended December 31, 2008 and as at the latest practical date of this annual report, we repurchased an aggregate of 88,008,650 Shares on the following dates and at the following purchase prices:

Date of Purchase	Total Number of Shares	Purchase Price Per Share
February 5, 2008	1,000,000	0.1689
February 6, 2008	1,500,000	0.1674
February 7, 2008	1,000,000	0.1680
February 11, 2008	507,500	0.1696
February 12, 2008	1,500,000	0.1684
February 13, 2008	750,000	0.1693
February 14, 2008	1,250,000	0.1722
February 15, 2008	1,000,000	0.1706
February 19, 2008	329,950	0.1773
February 20, 2008	1,250,000	0.1756
February 21, 2008	1,250,000	0.1787
February 22, 2008	750,000	0.1743
February 25, 2008	1,500,000	0.1729
February 26, 2008	1,250,000	0.1745
February 27, 2008	1,200,000	0.1738
February 29, 2008	1,000,000	0.1648
March 3, 2008	1,800,000	0.1629
March 4, 2008	1,000,000	0.1595
March 6, 2008	650,000	0.1631
March 7, 2008	1,000,000	0.1622
March 11, 2008	225,000	0.1606
March 12, 2008	875,100	0.1623
March 13, 2008	2,000,000	0.1602
March 14, 2008	2,000,000	0.1614
May 7, 2008	450,000	0.1801
May 8, 2008	581,150	0.1782
May 9, 2008	855,000	0.1757
May 15, 2008	507,500	0.1815
May 16, 2008	712,000	0.1870
May 20, 2008	1,625,000	0.1802
May 21, 2008	500,000	0.1791
May 23, 2008	750,000	0.1768
May 28, 2008	179,700	0.1804
May 29, 2008	830,000	0.1821
May 30, 2008	1,000,000	0.1805
June 2, 2008	1,250,000	0.1735
June 6, 2008	17,300	0.1704
June 9, 2008	1,000,000	0.1678
June 10, 2008	1,250,000	0.1624
June 11, 2008	750,000	0.1552
June 12, 2008	1,250,000	0.1507
June 13, 2008	1,100,000	0.1556
August 4, 2008	2,475,050	0.0999
August 5, 2008	4,869,500	0.1000
August 6, 2008	4,869,500	0.0996
August 7, 2008	3,316,550	0.1003
August 8, 2008	4,782,850	0.1018
August 11, 2008	1,375,000	0.1052

Date of Purchase	Total Number of Shares	Purchase Price Per Share
August 12, 2008	4,000,000	0.1032
August 13, 2008	1,780,000	0.1039
August 14, 2008	2,000,000	0.1074
August 15, 2008	3,345,000	0.1049
August 18, 2008	1,000,000	0.1072
August 19, 2008	3,500,000	0.1056
August 20, 2008	1,205,000	0.1066
August 21, 2008	2,830,050	0.1065
August 22, 2008	3,964,950	0.1093
September 9, 2008	1,500,000	0.0813

Total Number of Shares Repurchased	88,008,650

Pension schemes

We have a savings plan that qualifies under Section 401(k) of the United States Internal Revenue Code of 1986 (the “US Internal Revenue Code”) and is a defined contribution plan. Each year, participating employees may contribute to the savings plan up to the US Internal Revenue Service annual statutory limit amount of pretax salary.

There is no matching by our Company of employee contributions to the savings plan and our Company has not made any contributions to the savings plan since its inception. There is no pension cost charged to our Company’s income statement with respect to the savings plan in 2007 and 2008. An employee who terminates employment with our Company (1) is entitled to a complete return of all amounts contributed by such employee to the savings plan or (2) may “roll-over” such contributions to another qualified plan. There is no vesting or other requirements which an employee must fulfill in order to be entitled to return or “roll-over” of amounts contributed to the savings plan upon termination of employment.

We also participate in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. In October 2006, we adopted a defined benefit pension plan and established an employee pension fund committee for certain Taiwan employees who were subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local practices. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires us to contribute between 2% to 15% of employee salaries to a government specified plan, which we currently make monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

Equity Based Plans

1999 Employee Stock Purchase

The following is a summary of the principal terms of the 1999 Employee Stock Purchase Plan (the “ESPP”) which was adopted by our Board and Shareholders in October 1999 and amended in October 2005 and December 2006.

(a)	Purpose of the ESPP

The purpose of the ESPP is to attract and retain the best available personnel, to provide additional incentives to employees and to promote the success of our business.

(b)	Who may join

All employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week are eligible to participate in the ESPP, subject to a 10-day waiting period after hiring. Non-employee directors, consultants and employees subject to the rules or laws of a non- US jurisdiction that prohibit or make impracticable their participation in the ESPP will not be eligible to participate.

(c)	Number of securities available for issue under the ESPP

As at the date of this annual report, an aggregate of 17,412,900 shares are available for issuance under the ESPP, representing approximately 0.95 % of our issued share capital.

(d)	Individual Limit

Unless otherwise permitted under the Listing Rules, the total number of Shares subject to options and purchase rights granted by us under the ESPP (or any other of our share incentive plans) to an employee (including both exercised and outstanding options) in any 12-month period may not exceed 1% of the Shares outstanding at the date of such grant. If such grant would cause the total number of Shares subject to options and purchase rights to exceed 1% of the Shares outstanding on the date of grant, such grant must be approved by our Shareholders at a general meeting.

The maximum number of Shares that any employee may purchase under the ESPP during a purchase period is 100,000 Shares. The US Internal Revenue Code imposes additional limitations on the amount of common stock that may be purchased during any calendar year.

(e)	Purchase Rights

The ESPP is intended to qualify as an “Employee Stock Purchase Plan” under Section 423 of the US Internal Revenue Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions.

The ESPP will designate offer periods, purchase periods and exercise dates. Offer periods (and purchase periods) are 3 months in duration and commence on each February, May, August and November. Exercise dates are the last day of each purchase period.

On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right will automatically be exercised at the end of the purchase period during which authorized deductions are to be made from the pay of participants and credited to their accounts under the ESPP. When the purchase right is exercised, the participant’s withheld salary is used to purchase Shares. Payroll deductions may range from 1% to 10% in whole percentage increments of a participant’s regular base pay and shall commence on the first day of each offer period.

Upon termination of a participant’s employment relationship, the payroll deductions credited to such participant’s account during the offer period but not yet used to exercise the option will be returned to such participant or, in the case of his/her death, to the person or persons entitled and such participant’s option will be automatically terminated.

(f)	Administration of the ESPP

The Board or a committee designated by the Board (the “Administrator”) administers the ESPP. The Administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to determine eligibility and to adjudicate all disputed claims filed under the ESPP. Unless otherwise specified by the Administrator, there is no performance target that needs to be achieved by the participant before a purchase right can be exercised nor any minimum period for which a purchase right must be held before a purchase right can be exercised.

(g)	Purchase Price

The price per Share at which Shares are purchased under the ESPP will be expressed as a percentage not less than the lower of (i) 90% of the fair market value of the Shares on the date of grant of the purchase right (which is the commencement of the offer period) or (ii) 90% of the fair market value of the Shares on the date the purchase right is exercised. We have obtained from the SEHK a waiver from strict compliance with Listing Rule 17.03(9) relating to the discounted exercise price of option grants under the ESPP. We requested the waiver on the basis of the following reasons: the ESPP satisfies all other requirements of Chapter 17 of the Listing Rules except that the exercise price for the purchase of Shares will be at a discount to the market price of the underlying Shares on the date of grant; the ESPP is a plan designed to provide tax benefits to our US employees; the price per Share at which Shares are to be purchased under the ESPP will be not less than the lower of (i) 90% of the fair market value of the Shares on the date of grant of the purchase right, or (ii) 90% of the fair market value of the Shares on the date that the purchase right is exercised; the ESPP operates as a savings-related share purchase plan which enables employees to purchase Shares through payroll deduction; all of our employees who meet certain minimum work and hour requirements are eligible to participate in the ESPP; notwithstanding the fact that the plan is designed for US tax benefit purposes, all employees are eligible to participate in the ESPP; and that we propose to maintain the listing of our Shares on the Nasdaq and the ESPP satisfies the requirements of the tax regulations in the US.

(h)	Period of the ESPP

Unless terminated sooner, the ESPP will terminate ten years after its initial adoption.

2005 Share Option Plan

The following is a summary of the principal terms of the 2005 Share Option Plan (the “SOP”) adopted by us on March 2, 2006.

(a)	Purpose of the SOP

The purpose of the SOP is to attract and retain the best available personnel, to provide additional incentives to employees, Directors and consultants and to promote the success of our business.

(b)	Who may join

The Board or any committee composed of members of the Board appointed by the Board to administer the SOP (the “Administrator”) may, at its discretion, select the employees, Directors and consultants to whom the options under the SOP (the “Options”) may be granted.

(c)	Number of securities available for issue under the SOP

As at the date of this annual report, an aggregate of 3,345,650 shares are available for issuance under the SOP, representing approximately 0.18 % of our issued share capital.

(d)	Share options

Each option shall be designated as an Incentive Share Option or a Non-Qualified Share Option. Subject to the terms of the SOP, the Administrator shall determine the provisions, terms and conditions of each Option. Such terms and conditions shall be specified in written agreements evidencing the grant of the Option (an “Option Agreement”).

An Incentive Option is an Option intended to qualify as an incentive stock option within the meaning of section 422 of the Internal Revenue Code. A Non-Qualified Share Option is an option which is not intended to qualify as an Incentive Share Option. Non-Qualified Share Options may be granted to employees, Directors and consultants. The terms of Incentive Share Options must comply with specific requirements set forth under Section 422 of the US Internal Revenue Code. For example, Incentive Share Options are subject to restrictions with respect to the exercise price of the option, the transferability of the option and holding periods applicable to the shares acquired upon exercise of an Incentive Share Option. Also, Incentive Share Options may be granted only to our employees or the employees of our parent or subsidiary. As a result of satisfying such requirements, Incentive Share Options are eligible for preferential treatment under United States income tax rules.

(e)	Individual Limit

Unless otherwise permitted under the Listing Rules, the total number of Shares subject to Options granted by us under the SOP (or any other of our share incentive plans) to an employee, Director or consultant who receives an Option (a “Grantee”) (including both exercised and outstanding options) in any 12 month period, may not exceed 1% (or 0.1% in the case of an “independent non-executive director” as the term is used in the Listing Rules) of the Shares outstanding at the date of such grant. If such grant would cause the total number of Shares subject to options to exceed 1% (or 0.1% in the case of an “independent non-executive director”) of the Shares outstanding on the date of grant, such grant must be approved by our Shareholders at a general meeting.

(f)	Exercise of Option

An Option shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the SOP and specified in the Option Agreement. An Option shall be deemed to be exercised when written notice of such exercise has been given to us in accordance with the terms of the Option Agreement by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been made.

(g)	Administration of the SOP

The Administrator shall be responsible for the administration of the SOP. Unless otherwise specified by the Administrator, there is no amount payable upon receipt of an Option, performance target that needs to be achieved by the participant before an Option can be exercised nor any minimum period for which an Option must be held before an Option can be exercised (subject to any applicable vesting schedule for the Option).

(h)	Exercise Price

The exercise price for an Incentive Share Option granted to an employee who, at the time of the grant of such Incentive Share Option, owns shares representing more than 10% of the voting power of all classes of shares of our Company or any parent or subsidiary of our Company shall not be less than 110% of the greater of (1) the fair market value (as defined in the SOP) per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant. No amounts are payable upon receipt or acceptance of an Incentive Share Option by an employee.

The exercise price for an Incentive Share Option granted to an employee other than an employee described above shall not be less than 100% of the greater of (1) the fair market value per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant.

The exercise price for a Non-Qualified Share Option shall not be less than 100% of the greater of (1) the fair market value per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant.

(i)	Period of the SOP

The SOP shall continue for a term of 10 years from the date of our listing on the SEHK unless terminated earlier.

The term of each Option shall be as stated in the Option Agreement, provided however, that the term of an Option shall be no more than 10 years from the date of grant of that Option. However, in the case of an Incentive Share Option granted to a Grantee who, at the time the Option is granted, owns Shares representing more than 10% of the voting power of all our classes of shares or the shares of our parent or subsidiary, the term of the Incentive Stock Option shall be five years from the date of grant of that Option or such shorter term as may be provided in the Option Agreement. The specified term of any Option shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Option.

2005 Share Incentive Plan

The following is a summary of the principal terms of the 2005 Share Incentive Plan (the “SIP”) adopted by us on March 2, 2006.

(a)	Purpose of the SIP

The purpose of the SIP is to attract and retain the best available personnel, to provide additional incentives to employees, Directors and consultants and to promote the success of our business.

(b)	Who may join

The Board or any committee composed of members of the Board appointed by the Board to administer the SIP (the “Administrator”) may, at its discretion, select the employees, Directors and consultants to whom the awards under the SIP (the “Awards”) may be granted (the “Grantee”).

(c)	Number of securities available for issue under the SIP

As at the date of this annual report, an aggregate of 17,511,750 shares have are available for issuance under the SIP, representing approximately 0.95% of our issued share capital.

(d)	Awards

The Administrator may award any type of arrangement to a Grantee that is not inconsistent with the provisions of the SIP and that by its terms involves or might involve the issuance of restricted Shares, cash, dividend equivalent rights, restricted Share units or stock appreciation right (“SAR”) or similar right with a fixed or variable price related to the fair market value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more event, or the satisfaction of performance criteria or other conditions. Each Award shall be designated in a written agreement evidencing the grant of an Award (the “Award Agreement”).

An SAR entitles the Grantee to receive an amount in cash (or Shares) equal to the excess, if any, of the fair market value of a Share at the time of exercise of the SAR over the base appreciation amount. A dividend equivalent right entitles the Grantee to receive cash compensation measured by the dividends paid with respect to a Share. Restricted Shares are transferred to the Grantee either at a specified price or for no consideration, but the Shares are nontransferable and subject to the restriction that the Shares must be returned to the employer (or sold back at the original price) if the Grantee terminates service prior to a specified time. Typically, a portion of the total restricted Shares becomes vested, i.e., freed of restrictions, annually over a period of years. In connection with the issuance of restricted Share units, units are granted (for no consideration) that do not represent any actual ownership interest in the company. The units granted correspond in number and value to a specified number of Shares. No actual Shares are issued. The units may be subject to forfeiture provisions to replicate the treatment of restricted Shares. The units can ultimately be paid in cash or Shares.

(e)	Limit of the SIP

Subject to the terms of the SIP, the maximum aggregate number of Shares which may be issued pursuant to all Awards is 75,000,000. In addition, a right entitling a Grantee to compensation measured by dividends paid with respect to ordinary shares (a “Dividend Equivalent Right”) shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of Shares which may be issued under the SIP.

(f)	Purchase Price

The purchase price, if any, for an Award shall be as follows:

(1)	in the case of SARs, the base appreciation amount shall not be less than 100% of the fair market value per Share on the date of grant; and

(2)	in the case of restricted Shares, the Shares may be transferred to the Grantee either at a specified price or for no consideration;

(3)	in the case of restricted Share units, the units are transferred to the Grantee for no consideration; and

(4)	in the case of dividend equivalent rights, the rights are transferred to the Grantee for no consideration.

(g)	Administration of the SIP

The Administrator shall be responsible for the administration of the SIP. An Award shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the SIP and specified in the Award Agreement. An Award shall be deemed to be exercised when written notice of such exercise has been given to us in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised has been made.

(h)	Period of the SIP

The SIP shall continue for a term of 10 years from the date of our listing on the SEHK unless terminated earlier.

The term of each Award shall be as stated in the Award Agreement, provided however that the term of an Award shall be no more than 10 years from the date of grant of the Award.

Existing Equity Incentive Plans

The Existing Equity Incentive Plans were terminated as of our listing on the SEHK. All awards granted under those plans prior to such date remain in effect in accordance with their terms under the applicable plan, but no new awards will be granted from and after such listing date under such plans.

Particulars of Outstanding Options

As at December 31, 2008, particulars of outstanding Existing Options granted to our (1) Directors, (2) senior management, (3) consultants and (4) employees are as follows:

Category	Total number of grantees in category	Number of Shares under outstanding Existing Options	% of total issued share capital	Exercise Period	Exercise Price (per Share)
Directors of our Company	9
Sterling Du		54,643,000	2.98%	10/31/2001– 2/29/2016	US$0.1538– US$0.2878
Chuan Chiung “Perry” Kuo		19,718,850	1.08%	04/30/2001– 2/29/2016	US$0.1538– US$0.3494
James Elvin Keim		23,302,200	1.27%	04/30/2001– 2/29/2016	US$0.1538– US$0.3494
Michael Austin		4,450,000	0.24%	10/31/2001– 6/30/2016	US$0.0900– US$0.2878
Keisuke Yawata		2,721,500	0.15%	10/31/2001– 10/31/2011	US$0.2878
Lawrence Lai-Fu Lin		3,000,000	0.17%	06/30/2003– 06/30/2013	US$0.3226
Xiaolang Yan		3,000,000	0.17%	12/30/2005– 12/30/2015	US$0.2036
Ji Liu		800,000	0.04%	8/31/2007– 8/31/2015	US$0.2822
Teik Seng Tan		0	0.00%	nil	nil
Senior Management of our Company	2
Ivan Chang		2,820,400	0.15%	10/28/1999– 1/31/2016	US$0.1175– US$0.4836
Johnny Chiang		5,100,000	0.28%	3/11/1999– 1/31/2006	US$0.01– US$0.4836
Consultants of our Company(1)	20	8,121,650	0.44%	10/28/1999– 1/31/2016	US$0.13– US$0.4262
Employee of our Company(2)	567	178,723,100	9.75%	3/11/1999– 11/28/2016	US$0.01– US$0.4836

		306,400,700	16.72%

Notes:

1.	None of these consultants is a connected person of the Company.

2.	Includes grantees who are no longer employees of the Company.

No consideration was paid or is payable for the grant of any of the existing options.

Disclosure under Rules 13.11 to 13.19 of the Listing Rules

The Directors have confirmed that they are not aware of any circumstances which would give rise to disclosures under Rules 13.11 to 13.19 of the Listing Rules.

CORPORATE GOVERNANCE REPORT

We are committed to a high standard of business ethics and conduct. It is our policy to conduct our affairs in accordance with applicable laws, rules and regulations of the jurisdictions in which we do business. To this end, we have established a Code of Business Conduct and Ethics which provides employees, officers and non-employee directors with guidelines covering a wide range of business practices and procedures. A copy of our Code of Business Conduct and Ethics can be found on our website at www.o2micro.com.

This report sets out information in respect of our compliance with the Code on Corporate Governance Practices (the “Code”) contained in Appendix 14 and the Code of Conduct for securities transactions by the Directors (the “Model Code”) contained in Appendix 10 of the Listing Rules.

CODE ON CORPORATE GOVERNANCE PRACTICES CONTAINED IN APPENDIX 14 TO THE LISTING RULES

The Board

Our Company is headed by a Board of nine Directors, six of whom are Independent Non-executive Directors. Information on their backgrounds and experiences has been set out on pages 19 to 20 of this annual report.

The Board is responsible for establishing broad corporate policies and for overseeing our overall performance. The Board reviews significant developments affecting us and acts on matters requiring its approval. The other responsibilities of the Board include the following:

(i)	formulating and approving our overall business strategies, objectives, business plans, policies and investment proposals as well as monitoring and supervising management’s performance; and

(ii)	monitoring the execution of our strategies and overseeing our operating and financial performance.

The Board is supported by three committees, the audit, compensation and nominating committees. Each committee has its own responsibilities, powers and functions. The chairmen of the respective committees report to the Board regularly and make recommendations on matters discussed when appropriate.

The Board of Directors held 4 meetings in 2008, of which Mr. Du attended 4 meetings; Mr. Kuo attended 4 meetings; Mr. Keim attended 4 meetings; Mr. Austin attended 4 meetings; Mr. Tan attended 2 meetings, Mr. Lin attended 4 meetings; Mr. Yawata attended 4 meetings; Mr. Yan attended 4 meetings, and Mr. Liu attended 3 meetings. The audit committee held 7 meetings in 2008, of which the members, Messrs. Lin and Yawata, attended all 7 meetings. Mr. Tan attended 3 meetings. The compensation committee held 2 meeting in 2008, which both members, Messrs. Austin and Lin, attended. The nominating committee held 1 meeting in 2008, which both members, Messrs. Austin and Yan, attended.

Chairman and Chief Executive Officer

Sterling Du has been serving as the Chairman of the Board and as our chief executive officer since March 1997. After considering the relevant principle of Code Provision A.2.1 of the Code and examining our management structure, the Board is of the opinion that Board decisions are collective decisions of all Directors made by way of voting and not decisions of the Chairman of the Board alone. Throughout the year under review, each Board meeting was attended by not less than two-thirds of the Directors. Further, there is a clear division of the responsibilities between the management of the Board and the day-to-day management of our business, which relies on the support of the senior management. As such, the management power of our Company is not concentrated in any one individual.

In addition, as six of the nine members of the Board are Non-executive Directors, the role of the Chairman of the Board, who is also the chief executive officer, is important as he can maintain a close communication channel between the Board and the day-to-day management.

Board composition

The Board currently comprises nine Directors, of whom three are executive Directors and six are independent non-executive Directors. Each member of the Board has different professional abilities and backgrounds and is well-experienced in their respective fields. There are no financial, business, family or other material relationships among our Board members.

We post the latest list of Directors and biographical information on each Director on our website at www.o2micro.com.

Appointments, re-election and removal

The Board has established procedures addressing the nominating process, identification and evaluation of candidates for Directors and for the appointment of new Directors. The independent non-executive Directors perform the functions of a nominating committee to suggest and screen candidates for the position of Director. In considering candidates for Director, the independent non-executive Directors will review individuals from various disciplines and backgrounds. Qualifications to be considered include broad experience in business, finance or administration; familiarity with national or international business matters; familiarity with our industry or prominence and reputation. The nominating committee was established. The nominating committee assists the Board in selecting nominees for election to the Board and makes recommendations to the Board from time to time, or whenever it shall be called upon to do so, regarding nominees for the Board. The nominating committee is currently comprised of two of the Company’s Directors, Michael Austin and Xiaolang Yan.

In accordance with our Articles of Association, we have divided our Board into three classes, designated Class I, Class II and Class III, with each class consisting of an equal number of Directors or as nearly equal in number as the then total number of Directors permits. The Directors of each class have been elected for terms of three years ending in consecutive years. At each annual general meeting, successors to the class of Directors whose terms expire at that annual general meeting shall be elected for new three year terms.

Our Articles of Association allow for shareholders, by special resolution, to remove any Director before the expiration of his or her term of office notwithstanding anything in the Articles or in any agreement with the Directors (but without prejudice to any claim for damages under any such agreement). Further, our Directors have the power at any time to appoint any person to become a Director, either to fill a vacancy or as an addition to the existing Directors, except that the total number of Directors may not exceed the number fixed in accordance with our Articles. We have currently set the number of Directors at not less than five or more than nine persons, but a majority of our shareholders may, by ordinary resolution, increase or reduce the limits on the number of Directors.

Responsibilities of Directors

Each Director has received such briefing and professional development as necessary to ensure that he has a proper understanding of our operations and business and that he is fully aware of his responsibilities under statute and common law, the Listing Rules, applicable legal requirements and other regulatory requirements and our business and governance policies.

Model Code for Securities Transactions

We have adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules.

Specific enquiry has been made of the Directors, who have confirmed that they have complied with the Model Code throughout the year ended December 31, 2008, save that Mr. James Elvin Keim by oversight acquired ADSs in August 2008 during the blackout period preceding the announcement of the Company’s 2008 interim results. (The Company had previously announced the same information in the form of its results for the second quarter of 2008, so the information would not be considered non-public information for the purposes of the insider trading rules under Hong Kong or US securities laws. Mr. Keim had obtained pre- clearance for the acquisition from the Company’s compliance officer The Company has reminded the Directors of the need to comply with the Model Code as well as the US requirements).”

Supply of and access to information

In respect of regular board meetings, and so far as practicable in all other cases, our policy prior to listing on the SEHK on March 2, 2006 was to provide at least four days notice prior to a meeting. Following our listing on the SEHK on March 2, 2006, in respect of regular board meetings, our policy is to provide at least fourteen days notice prior to such a meeting and to provide at least four days notice for other meetings. As far as practicable, an agenda and accompanying board papers are delivered in full to all directors at least three days before the intended date of a board meeting.

We supply the Board and its committees with adequate information in a timely manner to enable it to make informed decisions.

Remuneration of Directors and Senior Management

The level and make-up of remuneration and disclosure

We have established a compensation committee, comprising Lawrence Lai-Fu Lin and Michael Austin. The Chairman of the compensation committee is Lawrence Lai-Fu Lin.

The responsibilities of the compensation committee include, among other things:

(i)	annually reviewing and approving our goals and objectives relating to, and evaluating the performance of and determining and approving the compensation to be paid to the chief executive officer including long-term incentive compensation;

(ii)	annually reviewing and making recommendation to the Board with respect to compensation for executive officers other than the chief executive officer;

(iii)	administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the employees and consultants; and

(iv)	reviewing and making recommendations to the Board regarding executive compensation philosophy (including determining the compensation of our executive officers), strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for our executive officers in view of our corporate performance and goals.

The compensation committee takes several factors into consideration when deciding on the compensation of our executive officers. Such factors include (a) the market median relative to a group of peer companies, (b) the performance of our Company, and (c) the work done by each executive officer.

The compensation committee held 2 meetings in 2008 at which it, among other things, approved grants of stock options to executive officers of the Company.

Accountability and Audit

Financial Reporting

In accordance with the US Sarbanes-Oxley Act of 2002 and the requirements of the Nasdaq National Market, in fulfilling its oversight responsibilities, the audit committee of the Board of Directors is responsible for overseeing the preparation of financial statements of each financial period, while our management has the primary responsibility for our financial statements and the reporting process, including the system of internal controls.

Internal controls

We have implemented a system of internal controls to provide reasonable assurance that our assets are safeguarded, proper accounting records are maintained, appropriate legislation and regulations are complied with, reliable financial information is provided for management and publication purposes and that investment and business risks affecting us are identified and managed.

Pursuant to Section 404 of the US Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2007, we are required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. In addition, to achieve compliance with Section 404 of the Sarbanes-Oxley Act, we have engaged in a process to document and evaluate our internal controls over financial reporting. We performed the system and process documentation and evaluation needed to comply with Section 404, which are both costly and challenging.

In 2007 and 2008, we devoted significant resources to improve our internal controls, including appointing Grant Thornton LLP as a consultant to help review our existing stock option plans and employee stock purchase plan, appointing Resource Global professionals as consultants to help perform a portion of our internal audit and provide advice. In addition, in order to enhance our accounting personnel resources and technical accounting expertise, we had recruited personnel with specific experience in handling US reporting issues and monitoring US GAAP and SEC updates regularly.

Audit Committee

We have established an audit committee, comprising Keisuke Yawata, Teik Seng Tan and Lawrence Lai-Fu Lin. The Chairman of the audit committee is Keisuke Yawata.

The audit committee of the Board of Directors is responsible for overseeing the preparation of financial statements of each financial period, while our management has the primary responsibility for our financial statements and the reporting process, including the system of internal controls.

The other responsibilities of the audit committee include, among other things:

(i)	appointing, evaluating, compensating and overseeing the work of our independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent audit team and pre-approving all non-audit services to be provided by the independent auditor;

(ii)	reviewing the annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information and other material written communications between the independent auditors and management, and any deficiency in, or suggested improvement to, the procedures or practices employed by us as reported by the independent auditors in their annual management letter;

(iii)	reviewing and overseeing the independence of the independent auditors, including a review of management consulting services and related fees, and obtaining a formal statement delineating all relationships between us and the independent auditors;

(iv)	providing oversight and review of our asset management policies;

(v)	reviewing any significant changes required in the independent auditors’ audit plan or auditing and accounting principles; any difficulties during the course of the audit, the effect or potential effect of any regulatory regime, accounting initiatives or off-balance sheet structures on our financial statements; and any other matters related to the conduct of the audit;

(vi)	reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit team and the quality and effectiveness of our internal controls;

(vii)	establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, potential violations of law and questionable accounting or auditing matters; and

(viii)	overseeing compliance with the requirements of the US Securities and Exchange Commission, the rules and regulations of the Nasdaq for disclosure of independent auditor’s services and audit committee members and activities and with other specified laws and regulations.

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the audit committee reviewed the audited financial statements for the year ended December 31, 2008 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The audit committee held 7 meetings in 2008 at which it, among other things, reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles in the United States, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the audit committee under general accepted auditing standards. In addition, the audit committee has discussed with the independent auditors’ independence from management and our Company.

During 2008, the fees paid to our external auditors amounted to HK$5,631,000, of which HK$200,000 related to non-audit related services.

Delegation by the Board

Management functions

The Board is responsible for formulating and approving our business strategies, objectives, policies and plans. It is also responsible for monitoring the execution of our strategies and overseeing our operating and financial performance.

The Board has delegated to Sterling Du the power to make and sign all agreements and contracts which he may consider necessary or expedient, provided that he cannot without the consent of a committee of the Board, as described below, or the full Board, commit us to a transaction which will or may require us to expend a sum or sums, or incur liabilities exceeding US$1 million (whether as one sum or in aggregate as part of a series of connected or related transactions).

The Board has delegated to a committee of the Board, which must consist of three board members, one of whom must be Sterling Du and one of whom must be an independent director, the power, authority and discretions of the Board with respect to (a) matters which do not involve us incurring expenditure or liabilities of more than US$5 million (whether as one sum or in aggregate as part of a series of connected or related transactions); or (b) matters which would otherwise require a resolution of the Board to be properly authorized but owing to the nature of such matters or circumstances (including but not limited to time sensitivity, the possibility of lost opportunity and the preservation of or risk of harm to our business or operations) cannot be delayed so as to be considered by the Board (the question whether a matter or circumstance is such that it may be considered by the Committee being determined by the Committee in its absolute discretion).

Board Committees

The Board has prescribed sufficiently clear terms of reference for the audit committee, the compensation committee, and the nominating committee. Each of the audit committee, the compensation committee and the nominating committee has adopted charters that describe their purpose, policies, membership, authority and responsibilities. The committees report back to the Board on their decisions or recommendations to the extent required by legal or regulatory requirements.

Communication with Shareholders

Effective Communication

We and the Board highly value the opinions of our shareholders. We communicate with our shareholders through various channels, including publication of financial results, earnings estimates, press releases and announcements of our latest developments on our corporate website.

The annual general meeting also provides an opportunity for shareholders to exchange views with the Board members.

Voting by poll

Upon the implementation of the amendments to the Listing Rules which came into effect on 1 January 2009, all resolutions proposed at shareholders’ meetings will be voted on by poll.

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of

December 31, 2008 and 2007 and

Independent Auditor’s Report

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 (expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.” Effective January 1, 2007, the Company also changed its method of accounting for uncertainties in income taxes in accordance with Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An interpretation of FASB Statement No. 109.”

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 21, 2009

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents (notes 3 and 4)	$31,844	$52,597
Restricted cash	1,153	6,830
Short-term investments (notes 3 and 5)	72,344	28,650
Accounts receivable, net (note 6)	10,578	24,600
Inventories (note 7)	16,388	22,127
Prepaid expenses and other current assets (note 8)	2,314	7,476

Total current assets	134,621	142,280

LONG-TERM INVESTMENTS (notes 3 and 9)	13,199	26,715

PROPERTY AND EQUIPMENT, NET (note 10)	34,353	43,148

RESTRICTED ASSETS	1,411	12,393

INTANGIBLE ASSETS, NET (note 11)	4,929	—

OTHER ASSETS (note 12)	4,760	3,876

TOTAL ASSETS	$193,273	$228,412

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable (note 13)	$4,120	$10,841
Income tax payable	226	1,065
Accrued expenses and other current liabilities (note 14)	8,269	11,597

Total current liabilities	12,615	23,503

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities (note 18)	553	520
FIN 48 tax liabilities (note 15)	302	210
Other liabilities	23	—

Total long-term liabilities	878	730

Total liabilities	13,493	24,233

COMMITMENTS AND CONTINGENCIES (notes 21 and 22)
SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized — 250,000,000 shares;	—	—
Ordinary shares at $0.00002 par value per share; Authorized — 4,750,000,000 shares; Issued and outstanding — 1,832,788,400 and 1,911,868,150 shares as of December 31, 2008 and 2007, respectively	37	38
Additional paid-in capital	141,784	144,944
Retained earnings	36,746	56,847
Accumulated other comprehensive income	1,213	3,646
Treasury stock — nil and 5,000,000 shares as of December 31, 2008 and 2007, respectively	—	(1,296)

Total shareholders’ equity	179,780	204,179

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$193,273	$228,412

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2008	2007	2006
NET SALES	$138,825	$165,540	$124,915
COST OF SALES	58,110	71,099	56,772

GROSS PROFIT	80,715	94,441	68,143

OPERATING EXPENSES (INCOME)
Research and development (a)	37,424	34,624	31,751
Selling, general and administrative (a)	39,003	45,560	40,171
Goodwill impairment	2,782	—	—
Write-off of prepayment to foundry services	2,942	—	—
Litigation income	(2,000)	(9,364)	—
Stock Exchange of Hong Kong listing expenses	—	—	786

Total operating expenses	80,151	70,820	72,708

INCOME (LOSS) FROM OPERATIONS	564	23,621	(4,565)

NON-OPERATING INCOME (EXPENSES)
Interest income	2,328	3,262	3,627
Impairment loss on long-term investments (note 9)	(14,146)	—	(756)
Foreign exchange loss, net	(412)	(548)	(261)
Other, net	97	105	248

Total non-operating income (expenses)	(12,133)	2,819	2,858

INCOME (LOSS) BEFORE INCOME TAX	(11,569)	26,440	(1,707)
INCOME TAX EXPENSE (BENEFIT) (note 15)	2,240	1,456	(2,450)

NET INCOME (LOSS) (note 16)	(13,809)	24,984	743

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	1,466	1,667	695
Unrealized gain (loss) on available-for-sale securities	(3,776)	2,702	(205)
Unrealized pension loss	(123)	(95)	—

Total other comprehensive income (loss)	(2,433)	4,274	490

COMPREHENSIVE INCOME (LOSS)	$(16,242)	$29,258	$1,233

EARNINGS (LOSS) PER SHARE (note 20)
Basic	$(0.01)	$0.01	$—

Diluted	NA	$0.01	$—

NUMBER OF SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,862,831	1,905,725	1,932,575

Diluted (in thousands)	1,869,218	1,943,785	1,946,896

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$1,067	$1,058	$1,181
Selling, general and administrative	$1,621	$1,408	$1,408

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand US Dollars, Except Share Data)

	Ordinary Shares				Accumulated Other Comprehensive Income (Loss)
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Unrealized Investment Gain (Loss)	Cumulative Translation Adjustment	Unrealized Pension Loss	Total	Treasury Stock	Shareholders’ Equity
BALANCE, JANUARY 1, 2006	1,967,824,350	$39	$141,532	$38,739	$(924)	$(194)	$—	$(1,118)	$(3,296)	$175,896
Issuance of:
Shares for exercise of stock options	5,643,000	—	354	—	—	—	—	—	—	354
Shares for 1999 Purchase Plan	6,980,050	—	985	—	—	—	—	—	—	985
Acquisition of treasury stock—58,447,450 shares	—	—	—	—	—	—	—	—	(7,550)	(7,550)
Retirement of treasury stock	(73,477,450)	(1)	(5,240)	(5,605)	—	—	—	—	10,846	—
Options granted to nonemployees	—	—	4	—	—	—	—	—	—	4
Stock-based compensation	—	—	2,589	—	—	—	—	—	—	2,589
Net income for 2006	—	—	—	743	—	—	—	—	—	743
Foreign currency translation adjustments	—	—	—	—	—	695	—	695	—	695
Unrealized loss on available-for-sale securities	—	—	—	—	(205)	—	—	(205)	—	(205)

BALANCE, DECEMBER 31, 2006	1,906,969,950	38	140,224	33,877	(1,129)	501	—	(628)	—	173,511
Issuance of:
Shares for exercise of stock options	13,564,800	—	2,565	—	—	—	—	—	—	2,565
Shares for 1999 Purchase Plan	5,060,300	—	809	—	—	—	—	—	—	809
Shares vested under restricted share units	1,922,100	—	—	—	—	—	—	—	—	—
Acquisition of treasury stock—20,649,000 shares	—	—	—	—	—	—	—	—	(4,330)	(4,330)
Retirement of treasury stock	(15,649,000)	—	(1,120)	(1,914)	—	—	—	—	3,034	—
Stock-based compensation	—	—	2,466	—	—	—	—	—	—	2,466
Cumulative effect of adopting FIN 48	—	—	—	(100)	—	—	—	—	—	(100)
Net income for 2007	—	—	—	24,984	—	—	—	—	—	24,984
Pension loss	—	—	—	—	—	—	(95)	(95)	—	(95)
Foreign currency translation adjustments	—	—	—	—	—	1,667	—	1,667	—	1,667
Unrealized gain on available-for-sale securities	—	—	—	—	2,702	—	—	2,702	—	2,702

BALANCE, DECEMBER 31, 2007	1,911,868,150	38	144,944	56,847	1,573	2,168	(95)	3,646	(1,296)	204,179
Issuance of:
Shares for exercise of stock options	712,500	1	64	—	—	—	—	—	—	65
Shares for 1999 Purchase Plan	9,301,700	—	869	—	—	—	—	—	—	869
Shares vested under restricted share units	3,914,700	—	—	—	—	—	—	—	—	—
Acquisition of treasury stock—88,008,650 shares	—	—	—	—	—	—	—	—	(11,779)	(11,779)
Retirement of treasury stock	(93,008,650)	(2)	(6,781)	(6,292)	—	—	—	—	13,075	—
Stock-based compensation	—	—	2,688	—	—	—	—	—	—	2,688
Net loss for 2008	—	—	—	(13,809)	—	—	—	—	—	(13,809)
Pension loss	—	—	—	—	—	—	(123)	(123)	—	(123)
Foreign currency translation adjustments	—	—	—	—	—	1,466	—	1,466	—	1,466
Unrealized loss on available-for-sale securities	—	—	—	—	(3,776)	—	—	(3,776)	—	(3,776)

BALANCE, DECEMBER 31, 2008	1,832,788,400	$37	$141,784	$36,746	$(2,203)	$3,634	$(218)	$1,213	$—	$179,780

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2008	2007	2006
OPERATING ACTIVITIES
Net income (loss)	$(13,809)	$24,984	$743
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,876	6,927	4,947
Amortization of stock options granted for services	48	98	239
Stock-based compensation	2,688	2,466	2,589
Gain on sale of short-term investments	(1)	—	(24)
Gain on sale of long-term investments	—	(20)	—
Loss on disposal of a subsidiary	10	—	—
Impairment loss on long-term investments	14,146	—	756
Loss on disposal of property and equipment	56	18	76
Goodwill impairment	2,782	—	—
Deferred income taxes	46	(194)	(845)
Reversal of income tax payable	—	—	(2,513)
Changes in operating assets and liabilities:
Accounts receivable, net	13,605	(5,613)	(7,527)
Inventories	5,720	(8,164)	1,867
Prepaid expenses and other current assets	4,981	(66)	(819)
Prepayment for testing service	(1,316)	—	—
Notes and accounts payable	(6,716)	990	4,091
Income tax payable	(893)	191	(403)
Accrued expenses and other current liabilities	(2,463)	(195)	11
Accrued pension liabilities	(88)	(32)	90
FIN 48 tax liabilities	92	(7)	—

Net cash provided by operating activities	25,764	21,383	3,278

INVESTING ACTIVITIES
Long-term notes receivable from employees	—	8	402
Acquisition of:
Short-term investments	(99,263)	(75,499)	(98,755)
Long-term investments	(5,700)	—	(8,073)
Property and equipment	(2,408)	(8,123)	(23,367)
Intangible assets	(293)	—	—
Cash paid in acquisition	(6,500)	—	—
(Increase) decrease in:
Restricted assets	10,877	2,207	383
Restricted cash	5,723	1,532	(2,699)
Other assets	(665)	(1,057)	(496)
Increase in other liabilities	23	—	—
Proceeds from:
Sale of short-term investments	55,849	66,604	134,297
Sale of long-term investments	—	60	—
Disposal of a subsidiary-net of cash disposed	6,181	—	—
Disposal of property and equipment	51	—	4

Net cash provided by (used in) investing activities	(36,125)	(14,268)	1,696

FINANCING ACTIVITIES
Acquisition of treasury stock	(11,779)	(4,330)	(7,550)
Proceeds from:
Exercise of stock options	65	2,565	354
Issuance of ordinary shares under 1999 Purchase Plan	869	809	985

Net cash used in financing activities	(10,845)	(956)	(6,211)

(Continued)

	Years Ended December 31
	2008	2007	2006
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$453	$1,000	$300

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(20,753)	7,159	(937)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	52,597	45,438	46,375

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$31,844	$52,597	$45,438

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$—	$—	$—

Cash paid for tax	$2,871	$1,528	$1,311

NON-CASH INVESTING AND FINANCING ACTIVITIES
Increase in payable for acquisition of equipment	$16	$—	$—

Restricted assets reclassified to short-term investments	$317	$—	$307

Long-term investment in exchange for acquisition	$1,305	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and market high performance semiconductor components for power management and security applications. In March 1997, O2 Micro International Limited (the “Company”) was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2 Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences. O2 Micro, Inc. became the Company’s subsidiary after the share exchange.

The Company has incorporated various wholly-owned subsidiaries, including (among others) O2 Micro Electronics, Inc. (“O2 Micro-Taiwan”), O2 Micro International Japan Ltd. (“O2 Micro-Japan”), O2 Micro Pte Limited-Singapore (“O2 Micro-Singapore”), and O2 Micro (China) Co., Ltd. (“O2 Micro-China”). O2 Micro-Taiwan is engaged in operations and sales support services. O2 Micro-Japan is engaged in sales support services. O2 Micro-Singapore, O2 Micro-China, and other subsidiaries are mostly engaged in research and development services. To assure its testing capacity and flexibility, the Company also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited (“OceanOne”) in Ningbo of the People’s Republic of China (“China”) in August 2005. OceanOne is engaged in semiconductor testing service and has commenced its operations in January 2007. In June, 2008, the Company entered into a share transfer agreement with Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”) to dispose of 100% ownership of OceanOne for $6,700,000. The share transfer was subsequently completed on July 2, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment on long-lived assets, identified intangible assets, and goodwill, allowances for sales adjustments, other liabilities, contingencies and stock-based compensation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents and short-term investments, the Company invests in time deposits and debt securities with credit rating of A and better. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectibility of individual accounts.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable. The carrying amounts approximate the fair value due to the short-term maturity of those instruments. Fair value of available-for-sale investments including short-term investments and long-term investments is based on quoted market prices. Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities. The Company evaluates related information including operating performance, subsequent rounds of financing, advanced product development and related business plan in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Fair value of restricted assets, which are composed of government bonds, negotiable certificates of deposit and cash, is estimated based on the combination of fair value of each component.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents. Investments with maturities of more than three months are classified as short-term investments.

Restricted Assets/Cash

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash. The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date. Restricted assets consist of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiable certificates of deposit and cash (note 22). Restricted assets can be released only upon the resolution of the related litigation.

Short-term Investments

The Company maintains its excess cash in time deposits, US treasury bills, government, and corporate bonds issued with high ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of December 31, 2008, all the above-mentioned investments were classified as available-for- sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than- temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Investment transactions are recorded on the trade date.

Inventories

Inventories are stated at the lower of standard cost or market value. The cost of inventories comprises cost of purchasing raw materials and where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions and writes down inventory as needed.

Long-term Investments

Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method. Management evaluates related information, in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Long-term investments in listed companies are classified as available-for-sale securities and are recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed on a straight-line basis over estimated service lives that range as follows: buildings — 35 to 49.7 years, equipment — 3 to 10 years, furniture and fixtures — 3 to 9 years, leasehold improvements — the shorter of the estimated useful life or the lease term, which is 2 to 6 years, and transportation equipment — 5 years.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of the carrying value over the fair value of the long-lived asset is recognized. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Goodwill

The Company records goodwill when the purchase price of an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company performs an annual impairment review for each reporting unit using a fair value approach. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchases price over the amounts assigned to assets and liabilities. Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach.

Identified Intangible Assets

Intellectual property assets primarily represent customer relationship, tradename, and developed technologies acquired, and are recorded based on a purchase price allocation analysis on the fair value of the assets acquired. The Company amortizes acquired intangible assets using straight-line method over the estimated life ranging from 3 to 10 years.

The intangible assets, subject to amortization, are reviewed for impairment whenever circumstances indicate that the useful life is shorter than the Company had originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, the Company assesses the recoverability of identified intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.

Treasury Stock

The Company retires ordinary shares repurchased under a share repurchase plan. Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid- in capital and retained earnings based on the average issuance price of the shares repurchased. A repurchase of American depositary share (“ADS”) is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Revenue Recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

In certain limited instances, the Company sells its products through distributors. The Company has limited control over these distributors’ selling of products to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company’s products to third parties. Thus, products held by distributors are included in the Company’s inventory balance.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were approximately $2,127,000 in 2008, $3,892,000 in 2007, and $3,200,000 in 2006, respectively. A portion of these costs was for advertising, which approximately amounted to $549,000 in 2008, $229,000 in 2007, and $535,000 in 2006, respectively.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on the actuarial calculation.

Income Tax

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes.” The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not. Deferred income tax assets and liabilities are measured using enacted tax rates. In addition, the Company recognizes liabilities for potential income tax contingencies based on its estimate of whether, and the extent to which, additional taxes may be due. If the Company determines that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, the Company may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An interpretation of FASB Statement No. 109” (“FIN 48”). The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No.109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Stock-based Compensation

The Company grants stock options to its employees and certain non-employees and accounts for stock- based compensation in accordance with SFAS No.123(R),”Share-Based Payment,” which requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has estimated the fair value of stock options as of the date of grant and assumptions using the Black-Scholes option pricing model.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective application method. Under this transition method, compensation cost recognized for the years beginning after December 31, 2005, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123(R)). Results for periods prior to January 1, 2006, have not been restated.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company recorded stock-based compensation of $2,589,000 to loss before income tax and net income for the year ended December 31, 2006, and resulted in a decrease of $0.0013 both to basic and diluted earnings per share. Total stock-based compensation includes the impact of stock options, restricted share units grants and the employee stock purchase plan. The Company’s policy for attributing the value of graded vest share- based payments is a straight-line approach.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the US dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into US dollars at the following exchange rates: assets and liabilities — current rate on balance sheet date; shareholders’ equity — historical rate; income and expenses — weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive Income (Loss)

Comprehensive income represents net income plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statement of income.

Legal Contingencies

The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. In view of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

The Company indemnifies third parties with whom it enters into contractual relationships, including customers; however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties. The indemnities are triggered by any claim of infringement of intellectual property rights brought by a third party with respect to the Company’s products. The terms of these indemnities may not be waived or amended except by written notice signed by both parties and may only be terminated with respect to the Company’s products.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 expands the use of fair value accounting but does not affect existing standards, which require financial assets and financial liabilities, on an instrument- by-instrument basis. If the fair value option is elected, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the Company adopted SFAS No. 159, but the Company has not elected the fair value option under SFAS No. 159 to measure its financial assets and financial liabilities at fair value.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred income tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development (“IPR&D”) is capitalized as an intangible asset and amortized over its estimated useful life. SFAS No. 141(R) is effective on a prospective basis for business combinations with an acquisition date is on or after the beginning of the first reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141(R) will change the Company’s accounting treatment for business combination on a prospective basis beginning in fiscal year of 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS No.160”). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective on a prospective basis for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As of December 31, 2008, the Company did not have any minority interests. The adoption of SFAS No. 160 will not impact the Company’s consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157” which delayed the effective date of SFAS No. 157, “Fair Value Measurements” for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal year 2009. The adoption of SFAS No. 157 for non-financial assets and non-financial liabilities that are not measured at fair value on a recurring basis is not expected to have a significant impact on the Company’s consolidated financial statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP 132(R)-1”). FSP 132(R)-1 requires additional disclosures for plan assets of defined benefit pension or other postretirement plans. The required disclosures include a description of the Company’s investment policies and strategies, the fair value of each major category of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets, and the significant concentrations of risk within plan assets. FSP 132(R)-1 does not change the accounting treatment for postretirement benefits plans and is effective for annual periods beginning on or after December 15, 2009. The Company is currently assessing the impact of this guidance on its financial statements.

Reclassifications

Certain amounts reported in previous years have been reclassified to conform to the current year presentation.

3.	FAIR VALUE MEASUREMENTS

The Company adopted SFAS No. 157 on January 1, 2008. SFAS No. 157, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs such as quoted prices for identical instruments in active markets;

Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value at December 31, 2008 were as follows:

	(In Thousands)
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis
Cash and cash equivalents
Money market funds	$221	$—	$—	$221
Corporate bonds	4,000	—	—	4,000
Short-term investments
Government bonds	—	305	—	305
Corporate bonds	6,026	—	—	6,026
Long-term investments
Available-for-sale securities	1,446	—	—	1,446

Total	$11,693	$305	$—	$11,998

4.	CASH AND CASH EQUIVALENTS

	(In Thousands)
	December 31
	2008	2007
Time deposits	$2,627	$30,378
Savings and checking accounts	24,975	22,203
Money market funds and corporate bonds	4,221	—
Petty cash	21	16

	$31,844	$52,597

5.	SHORT-TERM INVESTMENTS

	(In Thousands)
	December 31
	2008	2007
Time deposits	$66,013	$28,650
Available-for-sale securities
Government bonds	305	—
Corporate bonds	6,026	—

	6,331	—

	$72,344	$28,650

Short-term investments by contractual maturity were as follows:

	(In Thousands)
	December 31
	2008	2007
Due within one year	$72,324	$28,650
Due after two years	20	—

	$72,344	$28,650

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2008 were $1,000 and $0, respectively, for the year ended December 31, 2007 were both $0, and for the year ended December 31, 2006 were $26,000 and $2,000, respectively. Gross unrealized gains and losses at December 31, 2008 were $10,000 and $21,000, respectively, and at December 31, 2007 were both $0.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 (nil at December 31, 2007).

	(In Thousands)
	December 31, 2008 Less Than 12 Months
	Fair Value	Unrealized Losses
Corporate bonds	$2,027	$21
Investment in China Resources Microelectronics Limited (“CR Micro”) (Note 9)	983	1,735
Investment in Etrend Hightech Corporation (“Etrend”) (Note 9)	463	457

	1,446	2,192

	$3,473	$2,213

6.	ACCOUNTS RECEIVABLE, NET

	(In Thousands)
	December 31
	2008	2007
Accounts receivable	$11,144	$25,585
Allowances for
Doubtful accounts	(283)	(88)
Sales returns and discounts	(283)	(897)

	$10,578	$24,600

The Company allows an average credit period from 40 to 60 days to its trade customers. The following is an aging analysis of accounts receivables net of impairment losses at the respective balance sheet dates:

	(In Thousands)
	December 31
	2008	2007
0 to 30 days	$8,669	$21,163
31 to 60 days	1,720	2,936
61 to 90 days	118	399
91 to 120 days	26	42
Over 120 days	45	60

	$10,578	$24,600

The changes in the allowances are summarized as follows:

	(In Thousands)
	December 31
	2008	2007
Allowances for doubtful accounts
Balance, beginning of the year	$88	$7
Additions	195	81
Reversal and write-off	—	—

Balance, end of the year	$283	$88

Allowances for sales returns and discounts
Balance, beginning of the year	$897	$316
Additions	534	1,836
Write-off	(1,148)	(1,255)

Balance, end of the year	$283	$897

7.	INVENTORIES

	(In Thousands)
	December 31
	2008	2007
Finished goods	$9,612	$7,814
Work-in-process	1,247	5,434
Raw materials	5,529	8,879

	$16,388	$22,127

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	(In Thousands)
	December 31
	2008	2007
Prepayment to foundry providers	$—	$2,680
Interest receivable	621	2,445
Prepaid expenses	957	1,514
Other receivable	235	311
Deferred income tax assets	86	45
Value-added-tax recoverable	36	32
Other	379	449

	$2,314	$7,476

9.	LONG-TERM INVESTMENTS

	(In Thousands)
	December 31
	2008	2007
Cost method — unlisted
Sigurd Cayman	$5,700	$—
X-FAB Semiconductor Foundries AG (“X-FAB”)	4,968	4,968
Philip Ventures Enterprise Fund (“PVEF”)	585	585
GEM Services, Inc. (“GEM”)	500	500
360 Degree Web Ltd. (“360 Degree Web”) (note 11)	—	1,305
Asia Sinomos Semiconductor Inc. (“Sinomos”)	—	13,073

	11,753	20,431

Available-for-sale securities — noncurrent and listed
CR Micro	983	5,265
Etrend	463	1,019

	1,446	6,284

	$13,199	$26,715

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman. The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests.

The Company invested in X-FAB’s ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed signal application. As of December 31, 2008, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company held 2.77% of the fund as of December 31, 2008.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2008, the Company held 333,334 shares at the value of $500,000, which represented a 0.89% ownership of GEM.

The Company converted its convertible loans in 360 Degree Web to Series B and B2 preference shares of 360 Degree Web in January 2003. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. In January 2005, the Company purchased additional 180,769 Series D preference shares of 360 Degree Web at $1.3 per share. During the first quarter of 2008, the Company entered into an agreement with 360 Degree Web. See Note 11: “Intangible Assets.”

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial loss, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000. Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000. As of December 31, 2008, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

In August 2004, the Company invested in CR Micro’s ordinary shares which are listed on The Stock Exchange of Hong Kong Limited (“SEHK”) at a purchase price of $4,547,000. CR Micro (formerly known as CSMC Technology Corporation) is a semiconductor foundry company. As of December 31, 2008, the Company held 70,200,000 shares, which represented approximately 1.20% ownership of CR Micro. The Company considered the investment to be other-than-temporarily impaired at June 30, 2006 due to the fact that the stock price had been below the cost of HK$0.50 per share for a continuous 12 months and recognized an impairment loss of $756,000 based on the quoted market price of HK$0.42 per share on June 30, 2006. As of December 31, 2008, the Company recognized an unrealized loss of $1,735,000 on investment in CR Micro. On February 23, 2009, CR Micro announced that it is presently considering placing a privatization proposal with a cash offering price of HK$0.30 per share. In respect to this subsequent event, the Company considered this a Type I subsequent event and the investment to be other-than-temporarily impaired. Therefore, the Company recognized an impairment loss of $1,073,000 as of December 31, 2008.

The Company invested in Etrend’s ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2008, the Company held an 8.65% ownership of Etrend. In August 2007, Etrend’s shares were listed on the Emerging Stock Gretai Security Market of Taiwan and the Company reclassified the investment in Etrend to available- for-sale securities. As of December 31, 2008, the Company recorded an unrealized loss on investment in Etrend of $457,000.

The Company invested in Silicon Genesis Corporation (“SiGen”) preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2008, representing a 0.06% ownership of SiGen.

10.	PROPERTY AND EQUIPMENT, NET

	(In Thousands)
	December 31
	2008	2007
Cost
Freehold Land	$11,299	$11,299
Buildings	8,055	8,055
Equipment	31,828	38,357
Furniture and fixtures	1,356	1,476
Leasehold improvements	3,511	3,723
Transportation equipment	590	590
Prepayment for property and equipment	451	878

	57,090	64,378

Accumulated depreciation
Buildings	674	493
Equipment	18,299	17,276
Furniture and fixtures	1,000	998
Leasehold improvements	2,418	2,235
Transportation equipment	346	228

	22,737	21,230

	$34,353	$43,148

Depreciation expense recognized during the years ended December 31, 2008, 2007, and 2006 were approximately $5,931,000, $6,580,000, and $4,545,000, respectively.

11.	INTANGIBLE ASSETS, NET

In March 2008, the Company entered into an agreement with 360 Degree Web to acquire certain software products, sales and licensing contracts, registered trademarks, issued patents, patent applications, and proprietary technology in exchange for $6,500,000 and all of the shares of 360 Degree Web held by the Company with a carrying value of $1,305,000. Out of the total consideration paid, twenty percent was held in an escrow account in accordance with the terms of the escrow agreement. As a result of the acquisition, the Company obtained certain core technologies that are essential to the future growth of the Company’s business.

The Company determined that such acquisition meets the criteria of EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” and is qualified as a business transfer, and adopted SFAS No. 141, “Business Combinations.”

The total purchase price was allocated as follows:

(In Thousands)
Developed technologies	$4,706
Customer relationship	261
Tradename	56
Goodwill	2,782

Total consideration	$7,805

The above purchase price allocation was based on an analysis of the fair value of the assets acquired. The fair values assigned to these intangible assets were based on an independent appraisal. The customer relationship and tradename are all amortized over 3 years. The developed technologies are amortized from 8 to 10 years. The goodwill of $2,782,000 was fully assigned to the reporting unit of Integrated Circuit Group. The goodwill was primarily comprised of buyer-specific synergies. Given that the Company’s products already incorporated certain of 360 Degree Web’s technologies, management anticipated achieving higher revenue growth as a result of this acquisition. In addition, the Company also acquired other intangible assets of $293,000 during year ended December 31, 2008.

	(In Thousands)
	Gross Carrying Amount	Accumulated Amortization	Net
Developed technologies	$4,706	$(291)	$4,415
Customer relationship	261	(51)	210
Tradename	56	(11)	45
Other	293	(34)	259

	$5,316	$(387)	$4,929

Amortization expense of the intangible assets acquired was $387,000 for year ended December 31, 2008. The estimated amortization expense of the intangible assets as of December 31, 2008 for the coming five years was as follows:

Year	(In Thousands)
2009	$663
2010	663
2011	600
2012	557
2013	526

Total	$3,009

As a result of the global economic crisis and the resulting decline in customer demand in the fourth quarter of 2008, the overall decline in equity values and the resulting deterioration in the Company’s market capitalization made it necessary to review whether there was an indication that goodwill was impaired. The fair value of the reporting unit of Integrated Circuit Group was estimated by an external valuation specialist using the market approach-guideline public company method. The information used in the valuation was obtained through discussions and a review of historical financial statements, prospective financial information, product descriptions and other relevant documents. In addition, external research and data was considered. Upon the completion of the goodwill impairment analysis, the Company recognized a goodwill impairment of $2,782,000 for the quarter ended December 31, 2008.

12.	OTHER ASSETS

	(In Thousands)
	December 31
	2008	2007
Land use rights	$1,322	$1,350
Deferred charges	1,386	1,159
Prepayment for testing service	1,316	—
Refundable deposits	449	660
Deferred income tax assets — noncurrent	287	477
Prepayment for land use rights	—	230

	$4,760	$3,876

All land within municipal zones in China is owned by the government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years.

In view of the expansion of supply chain in China, the Company entered into a testing service agreement with Sigurd Cayman to obtain certain manufacturing and testing services. The total prepayment amounts to $1,450,000 for the service period from July 2008 to June 2011.

Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

13.	NOTES AND ACCOUNTS PAYABLE

The following is an aging analysis of notes and accounts payable at the respective balance sheet dates:

	(In Thousands)
	December 31
	2008	2007
0 to 30 days	$3,946	$10,224
31 to 60 days	145	592
61 to 90 days	5	25
Over 90 days	24	—

	$4,120	$10,841

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	(In Thousands)
	December 31
	2008	2007
Salaries, bonus and benefits	$3,028	$3,717
Legal and audit fees	1,840	2,115
Consulting fees	487	1,122
Promotional expenses	373	533
Withholding tax payable	370	285
Payable for acquisition of equipment	105	89
Value-added tax payable	56	20
Deferred income tax liabilities	6	109
Other accrued expenses	2,004	3,607

	$8,269	$11,597

15.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes consisted of:

	(In Thousands)
	Years Ended December 31
	2008	2007	2006
Cayman Islands	$(18,493)	$20,832	$(3,395)
Foreign	6,924	5,608	1,688

	$(11,569)	$26,440	$(1,707)

Income tax expense (benefit) consisted of:

	(In Thousands)
	Years Ended December 31
	2008	2007	2006
Current	$2,194	$1,650	$(1,605)
Deferred	46	(194)	(845)

Income tax expense (benefit)	$2,240	$1,456	$(2,450)

The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income (loss) was as follows:

	Years Ended December 31
	2008	2007	2006
Cayman statutory rate	0%	0%	0%
Foreign rates in excess of statutory rates	(15.75%)	5.36%	35.21%
Changes in deferred income tax assets	(7.91%)	(2.22%)	(49.56%)
Adjustments to prior years’ taxes	0.22%	(0.42%)	(190.22%)
Change in valuation allowance for deferred income tax assets	6.62%	(2.96%)	35.62%
Other	(2.54%)	5.75%	25.42%

Effective tax rate	(19.36%)	5.51%	(143.53%)

The deferred income tax assets and liabilities as of December 31, 2008 and 2007 consisted of the following:

	(In Thousands)
	December 31
	2008	2007
Deferred income tax assets
Research and development credits	$4,182	$3,970
Organization costs	—	576
Net operating loss carryforwards	1	32
Accrued vacation	58	160
Depreciation and amortization	498	612
Deferred interest deductions	97	240
Other	131	292

	4,967	5,882
Valuation allowance	(4,594)	(5,360)

Total net deferred income tax assets	373	522

Deferred income tax liabilities
Unrealized capital allowance	6	38
Unrealized foreign exchange	—	71

Total deferred income tax liabilities	6	109

Net deferred income tax assets	$367	$413

The valuation allowance shown in the table above relates to net operating loss, credit carryforwards and temporary differences for which the Company believes that realization is uncertain. The valuation allowance decreased by $766,000 and $784,000 for the years ended December 31, 2008 and 2007, respectively.

As of December 31, 2008, O2Micro, Inc. had US federal and state research and development credit carryforwards of approximately $3,995,000 and $4,266,000, respectively. The US federal research and development credit will expire from 2019 through 2028 if not utilized, while the state research and development credit will never expire.

Effective at the beginning of the first quarter of 2007, the Company adopted the provisions of FIN 48. As a result of the implementation of FIN 48, the Company recognized a cumulative adjustment in the liability for unrecognized income tax benefits in the amount of $100,000, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings and an adjustment of income tax liabilities for unrecognized income tax benefits in the amount of $117,000, which was accounted for as a reduction to the January 1, 2007 balance of income tax payable. At the adoption date of January 1, 2007, the Company had $217,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized. At December 31, 2008, the Company had $302,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized. As of December 31, 2008, the Company had $81,000 of interest and penalty related to uncertain tax positions included in income tax expense. No interest and penalty related to uncertain tax positions were recorded as of December 31, 2007 due to their immateriality to the financial statements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	(In Thousands)
	Years Ended December 31
	2008	2007
Balance, beginning of the year	$210	$217
Increase in tax position balance during current year	92	110
Decrease in tax position balance during current year	—	(117)

Balance, end of the year	$302	$210

Uncertain tax positions were primarily related to the allocation of income amongst the Company’s global entities. The Company estimates that there will be no material changes in its uncertain tax positions in the next 12 months.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2004.

16.	NET INCOME (LOSS)

	(In Thousands)
	Years Ended December 31
	2008	2007	2006
Net income (loss) is arrived at after charging (crediting):
Staff cost excluding directors’ emoluments and stock-based compensation	$40,903	$35,285	$32,756
Auditors’ remuneration	692	959	409
Depreciation and amortization	6,876	6,927	4,947
Amortization of stock option granted for services	48	98	239
Stock-based compensation	2,688	2,466	2,589
Gain on sale of short-term investments	(1)	—	(24)
Gain on sale of long-term investments	—	(20)	—
Loss on disposal of a subsidiary	10	—	—
Impairment loss on long-term investments	14,146	—	756
Loss on disposal of property and equipment	56	18	76
Goodwill impairment	2,782	—	—

17.	DIRECTORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

Directors

Details of emoluments paid by the Company to the directors of the Company during the three years periods ended December 31, 2008 were as follows:

	(In Thousands)
	Years Ended December 31
	2008	2007	2006
Fees	$270	$235	$208
Salaries and other benefits	638	904	639
Retirement benefit contribution	3	3	3

	$911	$1,142	$850

The emoluments of the directors were within the following bands:

	Years Ended December 31
	2008 Number of directors	2007 Number of directors	2006 Number of directors
Nil to HK$1,000,000	6	6	5
HK$1,000,001 to HK$1,500,000	1	—	—
HK$1,500,001 to HK$2,000,000	2	1	3
HK$2,000,001 to HK$2,500,000	—	1	—
HK$3,000,001 to HK$3,500,000	—	1	—

Five highest paid individuals’ emoluments

Three of the directors were the five highest paid individuals of the Company for the year ended December 31, 2008. Two of the directors were the five highest paid individuals of the Company for the year ended December 31, 2007. One of the directors was the five highest paid individuals of the Company for the year ended December 31, 2006.

Total emoluments payable to these five individuals were as follows:

	(In Thousands)
	Years Ended December 31
	2008	2007	2006
Salaries and other benefits	$824	$894	$915
Bonuses	975	1,034	964

Total emoluments	$1,799	$1,928	$1,879

	Years Ended December 31
	2008 Number of individuals	2007 Number of individuals	2006 Number of individuals
HK$1,500,001 to HK$2,000,000	2	1	2
HK$2,000,001 to HK$2,500,000	—	2	2
HK$2,500,001 to HK$3,000,000	1	—	—
HK$3,000,001 to HK$3,500,000	—	1	—
HK$5,000,001 to HK$5,500,000	1	—	—
HK$7,000,001 to HK$7,500,000	—	—	1
HK$7,500,001 to HK$8,000,000	—	1	—
HK$8,000,001 to HK$8,500,000	1	—	—

During the three years ended December 31, 2008, no emoluments were paid by the Company to any of the directors or the five highest paid individuals as an inducement to join or upon joining the Company or as a compensation for loss of office as a director of any member of the Company or in connection with the management of the affairs of any members of the Company. None of the directors waived any emoluments during the three years ended December 31, 2008.

18.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2008, 2007, and 2006, pension costs charged to income in relation to the contributions to these schemes were $1,880,000, $1,675,000, and $1,293,000, respectively. In October 2006, the Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan. The measurement date of the plan is December 31.

As of December 31, 2008 and 2007, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The Taiwan government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

The percentage of major category of plan assets as of December 2008 and 2007 were as follows:

	December 31
	2008	2007
Cash	39%	40%
Equity securities	12%	11%
Debt securities	25%	24%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2008 and 2007 were as follows:

	(In Thousands)
	Years Ended December 31
	2008	2007
Projected benefit obligation, beginning of the year	$582	$464
Service cost	5	5
Interest cost	17	16
Benefits paid	—	—
Actuarial loss	120	97

Projected benefit obligation, end of the year	$724	$582

Fair value of plan assets, beginning of the year	$62	$9
Employer contributions	106	52
Actual return on plan assets	3	1

Fair value of plan assets, end of the year	$171	$62

The component of net periodic benefit cost was as follows:

	(In Thousands)
	Years Ended December 31
	2008	2007
Service cost	$5	$5
Interest cost	17	16
Expected return on plan assets	(2)	(1)
Amortization of net pension loss	2	—

Net periodic benefit cost	$22	$20

The funded status of the plan was as follows:

	(In Thousands)
	December 31
	2008	2007
Accumulated benefit obligation	$(503)	$(424)

Project benefit obligation	(724)	(582)
Plan assets at fair value	171	62

Funded status of the plan	$(553)	$(520)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2008	2007
Discount rate	2.5%	3.0%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2008	2007
Discount rate	2.5%	3.0%
Rate of compensation increases	2.0%	2.0%
Expected long-term rate of return on plan assets	2.5%	2.5%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions. Estimated future benefit payments were as follows:

Year	(In Thousands)
2009	$—
2010	—
2011	—
2012	14
2013	3
2014–2018	77

Total estimated future benefit payments	$94

19.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In October 1999, the Board adopted the 1999 Employee Stock Purchase Plan (“1999 Purchase Plan”), which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 50,000,000 ordinary shares were reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board. In June 2008, an additional 20,000,000 shares were reserved for issuance as also approved by the Board. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay. Beginning November 1, 2005, the 1999 Purchase Plan shall be implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November. Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may elect to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2008 and 2007, 9,301,700 and 5,060,300 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of December 31, 2008, 21,489,950 shares were available for issuance.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan. The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator. As of December 31, 2008, the number of options outstanding and exercisable was 14,000,000 and 14,000,000, respectively, under the 1997 Stock Plan, and 235,102,550 and 224,105,700, respectively, under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”) which was effective on March 2, 2006, the date the Company completed the listing on the SEHK, and then the Board terminated the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2008, the number of options outstanding and exercisable was 57,298,150 and

23,624,900, respectively, under the 2005 SOP.

A summary of the Company’s stock option activity under the plans as of December 31, 2008 and changes during the year then ended is presented as follows:

	Number of Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Outstanding Options, January 1, 2008	307,508,250	$0.2313
Granted	15,079,900	$0.1522
Exercised	(712,500)	$0.0904
Forfeited or expired	(15,474,950)	$0.2364

Outstanding Options, December 31, 2008	306,400,700	$0.2274	5.09	$61,000

Vested and Expected to Vest Options at December 31, 2008	281,809,381	$0.2311	5.03	$61,000

Exercisable Options at December 31, 2008	261,730,600	$0.2332	4.91	$61,000

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006 were $38,000, $1,301,000, and $177,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price
$0.0050 — $0.0622	3,485,000	3.25	$0.0275	2,132,100	$0.0107
$0.0790 — $0.1198	6,324,700	1.53	$0.0931	5,956,100	$0.0922
$0.1292 — $0.1948	86,405,050	4.83	$0.1661	59,880,050	$0.1680
$0.2013 — $0.2994	164,469,250	5.62	$0.2324	150,980,950	$0.2312
$0.3076 — $0.4836	45,716,700	4.32	$0.3595	42,781,400	$0.3620

Balance, December 31, 2008	306,400,700	5.09	$0.2274	261,730,600	$0.2332

Share Incentive Plan

The Board adopted the 2005 Share Incentive Plan (“2005 SIP”) which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, restricted share units (“RSU”), share appreciation rights and dividend equivalent rights (collectively referred to as “Awards”) up to 75,000,000 ordinary shares. Awards may be granted to employees, directors and consultants. The RSUs vest over a requisite service period of 4 years.

A summary of the status of the Company’s RSUs as of December 31, 2008, and changes during the year ended December 31, 2008 is presented as follows:

	Number of Outstanding Awards	Weighted Average Price/Fair Value
Nonvested at January 1, 2008	14,327,550	$0.1920
Granted	14,903,250	$0.1759
Vested	(3,914,700)	$0.1894
Forfeited and expired	(1,205,150)	$0.1999

Nonvested at December 31, 2008	24,110,950	$0.1821

As of December 31, 2008, there was $4,869,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-averaged period of 2.41 years. The total fair value of RSUs vested during the years ended December 31, 2008, 2007, and 2006 was $741,000, $334,000, and $0, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2008, 2007, and 2006 was $934,000, $3,374,000 and $1,339,000, respectively.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table. Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant. The Company uses the simplified method as provided by Staff Accounting Bulletin (“SAB”) No. 107, as amended by SAB No.110, because the Company had limited relevant historical information to support the expected sale and exercise behavior of the employees who had been granted options under the 2005 SOP. Expected volatilities are based on historical volatility of stock prices for a period equal to the options’ expected term. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

	Stock Options Years Ended December 31			Employee Stock Purchase Plan Years Ended December 31
	2008	2007	2006	2008	2007	2006
Risk-free interest rate	1.93%–3.41%	3.41%–4.92%	4.45%–5.10%	0.49%–2.10%	3.81%–5.13%	4.47%–5.12%
Expected life	5 years	5 years	5–7 years	0.25–0.26 years	0.25–0.26 years	0.25–0.26 years
Volatility	53%–56%	58%–66%	67%–71%	43%–82%	38%–50%	44%–51%
Dividend	—	—	—	—	—	—

The weighted-average grant-date fair values of options granted during the years ended December 31, 2008, 2007, and 2006 were $0.0767, $0.1135, and $0.1062, respectively. The weighted-average fair values of options granted under the 1999 Purchase Plan during the years ended December 31, 2008, 2007, and 2006 were $0.0236, $0.0436, and $0.0316, respectively.

Ordinary Shares Reserved

As of December 31, 2008, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	306,400,700
Outstanding RSUs	24,110,950
Shares reserved for future stock option grants	42,185,500
Shares reserved for 1999 Purchase Plan	21,489,950
Shares reserved for Awards	45,052,250

439,239,350

20.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2008	2007	2006
Net income (loss) (in thousands)	$(13,809)	$24,984	$743

Weighted average shares outstanding (in thousands) — basic	1,862,831	1,905,725	1,932,575
Effect of dilutive securities:
Options and RSUs (in thousands)	6,387	38,060	14,321

Weighted average shares outstanding (in thousands) — diluted	1,869,218	1,943,785	1,946,896

Earnings (loss) per share — basic	$(0.01)	$0.01	$—

Earnings per share — diluted	NA	$0.01	$—

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been antidilutive. The antidilutive stock options excluded and their associated exercise prices per share were 297,832,900 shares at $0.0522 to $0.4836 as of December 31, 2008, 166,279,163 shares at $0.1198 to $0.4836 as of December 31, 2007, and 254,805,913 shares at $0.1198 to $0.4836 as of December 31, 2006.

21.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under noncancelable operating lease agreements that expire at various dates through December 2011. For the years ended December 31, 2008, 2007, and 2006, leasing costs charged to income in relation to these agreements were $2,218,000, $2,509,000, and $2,148,000, respectively. The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2008, future minimum lease payments under all noncancelable operating lease agreements were as follows:

Year	Operating Leases (In Thousands)
2009	$2,043
2010	1,057
2011	61

Total minimum lease payments	$3,161

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years. As of December 31, 2008, those purchase commitments were as follows:

Year	(In Thousands)
2009	$1,035
2010	288
2011	178

Total	$1,501

22.	CONTINGENCIES

The Company is involved in several litigation matters relating to its intellectual property, as detailed below. While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe at this time that the final outcomes will have a material adverse effect on its consolidated results of operations or financial condition.

Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666. On December 15, 2008, the Company filed a complaint with the United States International Trade Commission in Washington, D.C. The Company alleges that Monolithic Power System, Inc. (“MPS”), Microsemi Corporation (“Microsemi”), Asustek, LG and BenQ have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by the Company’s patents. The Company seeks an order preventing the importation of the products into the United States.

Monolithic Power Systems, Inc. v. O2 Micro International Limited, Case No. C 08-4567 CW. On October 1, 2008, MPS filed a complaint for declaratory judgment that certain claims of the Company’s patents are invalid and not infringed. The Company has filed counterclaims for patent infringement.

Monolithic Power Sys. v. O2 Micro Int’l Ltd., 2009 U.S. App. LEXIS 4528 (Fed. Cir. Mar. 5, 2009). On March 5, 2009, the United States Court of Appeals for the Federal Circuit affirmed the judgment of the District Court for the Northern District of California that certain claims of the Company’s U.S. Patent Number 6,396,722 are invalid as obvious under 35 U.S.C. § 103. The Company has filed an appeal on April 6, 2009.

O2 Micro Int’l Ltd. v. Taiwan Sumida Elecs., Inc., 2009 U.S. App. LEXIS 4382 (Fed. Cir. Mar. 5, 2009) In a companion case involving Taiwan Sumida Electronics, Inc., the Federal Circuit vacated a judgment of infringement from the District Court for the Eastern District of Texas because the Federal Circuit had held in the MPS case that the same claims of the ‘722 patent were invalid. The Company has filed an appeal on April 6, 2009.

O2 Micro International Ltd. v. Beyond Innovation Technology Co. et al., Civil Action No. 2:04-CV-32 (TJW). On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict, final judgment of infringement, and permanent injunction against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited. The Federal Circuit further remanded the case to the Eastern District of Texas, and the case is scheduled for trial in July 2009.

In February 2007, MPS amended its complaint in the Intermediate People’s Court in Chengdu, China alleging that two of the Company’s customers infringe Chinese Patent Number ZL03140709.9.

As of December 31, 2008, the Company deposited an amount of New Taiwan dollars equivalent to $1,411,000 with the Taiwan court for court bonds, which was accounted for as restricted assets, in connection with those actions and related preliminary injunction actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions or the provision of a countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions.

In 2007, the Company received $9,364,000 litigation proceeds from the MPS, Sony Corporation, and Samsung Electronics Co., Ltd. litigation cases in the United States. In March 2008, the Company further received $2,000,000 from a litigation case with Rohm Co. Ltd. settled in the United States.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. As of December 31, 2008, no provision for any litigation has been provided.

23.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

	(In Thousands)
	December 31
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$31,844	$31,844	$52,597	$52,597
Restricted cash	1,153	1,153	6,830	6,830
Short-term investments	72,344	72,344	28,650	28,650
Long-term investments in available-for-sale securities	1,446	1,446	6,284	6,284
Restricted assets	1,411	1,407	12,393	12,380

The carrying amounts of cash and cash equivalents and restricted cash reported in the consolidated balance sheets approximate their estimated fair values. The fair values of short-term investments and long-term investments in available-for-sale securities are based on quoted market prices.

Fair value of restricted assets made in the form of Taiwan Government bonds are based on quoted market price; the remaining restricted assets are carried at amounts which approximate fair value.

Long-term investments, except for investments in available-for-sale securities, are in privately-held companies where there is no readily determinable market value and are recorded using the cost method. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

24.	RELATED PARTY TRANSACTIONS

Executive Severance and Change of Control Agreements

In April 2007, the Company entered into an Executive Severance and Change of Control Agreement with Sterling Du, the Chief Executive Officer and Chairman of the Board, pursuant to which Mr. Du would be entitled to, among other things, two times his base salary and annual target bonus and immediate vesting of 50% of his unvested equity awards if terminated under certain circumstances. In addition, Mr. Du would be entitled to, among other things, three times his base salary and annual target bonus and immediate vesting of 100% of his unvested equity awards if terminated under certain circumstances within twenty-four months of a change of control of the Company.

In April 2007, the Company entered into Executive Severance and Change of Control Agreements with Chuan Chiung “Perry” Kuo, the Chief Financial Officer, and James Elvin Keim, the Head of Marketing and Sales, pursuant to which these officers would be entitled to, among other things, one time base salary and annual target bonus and immediate vesting of 50% of unvested equity awards if terminated under certain circumstances. In addition, Mr. Kuo and Mr. Keim would be entitled to, among other things, one and a half times base salary and annual target bonus and immediate vesting of 50% of unvested equity awards if terminated under certain circumstances within twelve months of a change of control of the Company.

25.	SEGMENT INFORMATION

In September 2008, the Board approved a plan to transfer Network Security business to O2 Security Limited (“O 2 Security”) along with its Series A preference shares financing. In anticipation of the business transfer, management identified two reportable segments as of December 31, 2008, including Integrated Circuit Group and Network Security Group. The Integrated Circuit Group’s core products and principal source of revenue are its power management semiconductors. These semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Network Security Group’s system security solution products include support for virtual private networks (“VPNs”) and firewalls, which provide security functions between computer systems and networks, including the transmission of data across the Internet.

Prior to the approval of the transfer plan of O2 Security, the Company’s Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, reviewed information on an enterprise-wide basis to assess performance and allocate resources. Commencing in the fourth quarter of 2008, the CODM began to manage the Company on the basis of the new segment structure and assessed the performance of each operating segment using information of its net sales and income from operations. Historical results have been adjusted to reflect the new segment structure as of December 31, 2008.

The Company does not identify or allocate assets by operating segment, nor does the CODM evaluate operating segments using discrete asset information. The Company does not have inter-segment revenue, and, accordingly, there is none to be reported. The Company does not allocate gains and losses from interest and other income, or income taxes to operating segments. The accounting policies for segment reporting are the same as for the Company as a whole.

Operating segment net sales and operating income (loss) were as follows:

	(In Thousands)
	Years Ended December 31
	2008	2007	2006
Net sales
Integrated Circuit Group	$135,438	$163,573	$124,269
Network Security Group	3,387	1,967	646

	$138,825	$165,540	$124,915

Income (loss) from operations
Integrated Circuit Group	$7,308	$30,234	$905
Network Security Group	(6,744)	(6,613)	(5,470)

	$564	$23,621	$(4,565)

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

	(In Thousands)
	Years Ended December 31
	2008	2007	2006
China	$109,083	$133,887	$92,801
Korea	10,742	13,435	15,018
Japan	12,952	11,992	9,603
Taiwan	2,606	4,232	6,559
Other	3,442	1,994	934

	$138,825	$165,540	$124,915

For the year ended December 31, 2008, two customers accounted for 10% or more of net sales. For the year ended December 31, 2007, one customer accounted for 10% or more of net sales. For the year ended December 31, 2006, no customer accounted for 10% or more of net sales. Sales to these major customers were generated from the Integrated Circuit Group. The percentage of net sales to those customers was as follows:

	Years Ended December 31
	2008	2007	2006
A	12.3%	9.4%	3.8%
B	11.5%	11.1%	8.5%

Long-lived assets consist of property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:

	(In Thousands)
	December 31
	2008	2007	2006
China	$13,873	$19,807	$13,015
Taiwan	14,994	16,665	21,261
U.S.A.	5,348	6,347	6,669
Singapore	73	232	335
Other	65	97	147

	$34,353	$43,148	$41,427

26.	DISTRIBUTABLE RESERVES

In the opinion of the directors of the Company, the Company did not have any distributable profits as at December 31, 2008 and 2007. However, the directors have not made any determination as to whether any of the share premium account of the Company may be distributable for the purposes of Cayman Islands law.

27.	SUBSEQUENT EVENT

On February 27, 2009, the Company submitted an application for the voluntary withdrawal of the listing of ordinary shares on the Main Board of SEHK (collectively referred to as “Proposed Withdrawal”) for reasons of cost and utility.

The Company will retain its existing primary listing of ADSs on the NASDAQ Global Select Market in the United States following the Proposed Withdrawal and for the foreseeable future. The Proposed Withdrawal is conditioned upon (i) the approval of the shareholders by way of an ordinary resolution in a general meeting; (ii) the approval of the listing committee of SEHK; and (iii) the Company having given its shareholders at least three months’ notice of the Proposed Withdrawal.

A shareholder meeting will be convened at an appropriate time to seek the approval of shareholders for the Proposed Withdrawal. Given shareholder approval, the estimated last day of trading on the SEHK will be during the third quarter of 2009.

28.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES AND HONG KONG FINANCIAL REPORTING STANDARDS

I.	The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”), which differ in certain significant respects from Hong Kong Financial Reporting Standards (“HKFRS”).

(a)	Stock Based Compensation

Prior to January 1, 2006, under US GAAP the Company could account for stock-based compensation issued to employees using one of the two following methods.

1)	Intrinsic value based method

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.

2)	Fair value based method

For stock options, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option and the annual rate of quarterly dividends.

Under either approach compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The FASB issued SFAS No. 123(R) which requires companies to recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005.

HKFRS 2 requires recognition of the fair value of shares and options awarded to employees over the period to which the employee’s services relate. Under HKFRS 2, an entity is required to measure the employee services received by reference to the fair value of the equity instruments at the grant date.

There is generally no significant difference in the fair value used under SFAS No. 123(R) and HKFRS 2 for measuring the compensation cost of employee arrangements, except for the guidance in related to share-based payments with graded vesting features. Under SFAS No. 123(R), an accounting policy choice exists for awards with a service condition either: (a) amortize the entire grant on a straight-line basis over the longest vesting period, or (b) recognize a charge similar to HKFRS 2. Under HKFRS 2, compensation charge is recognized on an accelerated basis to reflect the vesting as it occurs. Accordingly, adjustments are made to record the additional charge resulted from different amortization method used for stock-based awards granted subsequent to January 1, 2006.

The details of the corresponding effect on the net income are set out in Part II (a) below.

(b)	Property and equipment

HKFRS requires the recognition of an item of property and equipment as an asset only if it is probable that future economic benefits associated with the item were flow to the entity and the cost of the item can be measured reliably.

In relation to the prepayment of property and equipment, no future economic benefits flow to the entity as the property and equipment are not held for use in the production or supply of goods or services.

Under US GAAP, the prepayment of property and equipment are allowed to be included into the category of property and equipment.

No significant GAAP difference in respect of the accounting for property and equipment was recorded for the three years ended December 31, 2008 except for the classification of the balance sheet items as set out in Part II (b) below.

(c)	Inventory valuation

Inventories are carried at cost under both US GAAP and HKFRS. However, if there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market value.” Under US GAAP, a write-down of inventories to the lower of cost or market value at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Market value under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin. Under HKFRS, a write-down of inventories to the lower of cost or market value at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market value under HKFRS is net realizable value.

No significant GAAP difference in respect of the accounting for inventory valuation was recorded for the three years ended December 31, 2008.

(d)	Leases

Under HKFRS, leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, a characteristic of land is that it normally has an indefinite economic life and, if title is not expected to pass to the lessee by the end of the lease term, the lessee normally does not receive substantially all of the risks and rewards incidental to ownership, in which case the lease of land will be an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents prepaid lease payments that are amortized over the lease term in accordance with the pattern of benefits provided. For balance sheet presentation, the prepayment of land use rights should be disclosed as current and non-current.

Under US GAAP, land use rights are also accounted as an operating lease and represent prepaid lease payments that are amortized over the lease term in accordance with the pattern of benefits provided. Current and non-current asset reclassification is not required under US GAAP.

No significant GAAP difference in respect of the accounting for leases was recorded for the three years ended December 31, 2008 except for the classification of the balance sheet items as set out in Part II (b) below.

(e)	Deferred income taxes

Deferred income tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases under both US GAAP and HKFRS.

Under HKFRS, deferred income tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred income tax assets are recognized, subject to a valuation allowance, to the extent that it is “more likely than not” that some portion or all of the deferred income tax assets will not be realized. “More likely than not” is defined as a likelihood of more than 50%.

With respect of the measurement of the deferred income taxation, HKFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted.” US GAAP requires measurement using local tax laws and rates enacted at the balance sheet date. Under HKFRS, deferred income tax assets and liabilities are always classified as non-current items.

Under US GAAP, deferred income tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting.

No significant GAAP difference in respect of the accounting for deferred income taxes was recorded for the three years ended December 31, 2008 except for the classification of the balance sheet items as set out in Part II (b) below.

(f)	Impairment of asset

HKFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the assets. Recoverable amount is the higher of an asset’s net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognized as expense in the income statement.

Under US GAAP, long-lived assets and certain identified intangibles (excluding goodwill) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the assets. Subsequent reversal of the loss is prohibited.

No significant GAAP difference in respect of the accounting for impairment of asset was recorded for the three years ended December 31, 2008.

(g)	Research and development costs

HKFRS requires classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

1.	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

2.	its intention to complete the intangible asset and use or sell it;

3.	its ability to use or sell the intangible asset;

4.	how the intangible asset will generate probable future economic benefits. Among other things, the enterprise can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

5.	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

6.	its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

1.	those incurred on behalf of other parties under contractual arrangements;

2.	those that are unique for enterprises in the extractive industries;

3.	certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

4.	certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

No significant GAAP difference in respect of the accounting for research and development costs was recorded for the three years ended December 31, 2008.

(h)	Statements of cash flows

There are no material differences on statements of cash flows between US GAAP and HKFRS. Under US GAAP, interest received and paid must be classified as an operating activity. Under HKFRS, interest received and paid may be classified as an operating, investing, or financing activity.

(i)	Goodwill

Under HKFRS, goodwill arising on an acquisition of a business represents the excess of the cost of acquisition over the Company’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses. Capitalized goodwill arising on an acquisition of a business is presented separately in the consolidated balance sheet. For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment at the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

Under US GAAP, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Company completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

(j)	Other comprehensive income

Comprehensive income is net income plus gains and losses that are recognized directly in equity rather than in net income.

Under HKFRS, there is no specific guidance on the presentation of other comprehensive income. Items of gain and loss that are not recognized in the income statements (such as foreign exchange translation gain or loss) are recognized in reserves separate from retained earnings and are disclosed in the statement of changes in equity.

US GAAP requires disclosure of total comprehensive income and accumulated other comprehensive income, either as a separate primary statement or combined with income statement, or with statement of changes in stockholders’ equity.

(k)	Segment reporting

Under HKFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segment. The determination of primary and secondary segment is based on the dominant source of the enterprise’s business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets.

Under US GAAP, a public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker in deciding how to allocate resources and in assessing performance. US GAAP also permits the use of the accounting policies used for internal reporting purposes that are not necessarily consistent with the accounting policies used in consolidated financial statements.

The segment information prepared under HKFRS is presented below in Part II (d).

II.	(a)	The adjustments necessary to reconcile net income attributable to holders of ordinary shares in accordance with HKFRS are summarized as follows:

	(In Thousands, Except Per Share Amounts)
	Years Ended December 31
	2008	2007	2006
Net income (loss) attributable to holders of ordinary shares as reported under US GAAP	$(13,809)	$24,984	$743
HKFRS adjustments
— Additional stock-based compensation recognized under HKFRS 2 for the years ended December 31, 2008, 2007 and 2006	(665)	(938)	(456)

Net income (loss) attributable to holders of ordinary shares under HKFRS	$(14,474)	$24,046	$287

Net income (loss) per share under HKFRS
— Basic	$(0.0078)	$0.0126	$0.0001

— Diluted	NA	$0.0124	$0.0001

(b)	Reconciliation of shareholders’ equity as at December 31, 2007 and 2008 is as follows:

	(In Thousands)
	US GAAP	Stock-based compensation recognized under US GAAP Note 1	Stock-based compensation recognized under HKFRS 2 Note 2	HKFRS
At December 31, 2007
Shareholders’ equity
Ordinary shares	$38			$38
Treasury stock	(1,296)			(1,296)
Additional paid-in capital	144,944	(2,928)	48,923	190,939
Accumulated other comprehensive gain:
Unrealized investment gain	1,573			1,573
Cumulative translation adjustment	2,168			2,168
Unrealized pension loss	(95)			(95)
Retained earnings	56,847	2,928	(48,923)	10,852

	$204,179			$204,179

At December 31, 2008
Shareholders’ equity
Ordinary shares	$37			$37
Additional paid-in capital	141,784	(2,928)	49,588	188,444
Accumulated other comprehensive gain:
Unrealized investment loss	(2,203)			(2,203)
Cumulative translation adjustment	3,634			3,634
Unrealized pension loss	(218)			(218)
Retained earnings (deficits)	36,746	2,928	(49,588)	(9,914)

	$179,780			$179,780

Notes:

1.	Included in this reconciliation item was the cumulative stock based compensation expense recognized under US GAAP for the periods prior to year 2007 amounted to approximately $2,928,000.

2.	Included in this reconciliation item was the cumulative stock based compensation costs recognized under HKFRS 2 for the periods prior to year 2007 amounted to approximately $47,985,000.

(c)	Under HKFRS, the Company’s consolidated total assets and liabilities at December 31, 2008 and 2007 are as follows:

	(In Thousands)
	December 31
	2008	2007
Non-current assets
Long-term investments	$13,199	$26,715
Property and equipment, net	33,902	42,270
Restricted assets	1,411	12,393
Deferred income tax assets	373	522
Prepayments for property and equipment	451	878
Prepaid lease payments	1,293	1,321
Intangible assets	4,929	—
Other assets	3,151	2,049

	58,709	86,148

Current assets
Cash and cash equivalents	31,844	52,597
Restricted cash	1,153	6,830
Short-term investments	72,344	28,650
Accounts receivables, net	10,578	24,600
Inventories	16,388	22,127
Prepaid lease payments	29	29
Prepaid expenses and other current assets	2,228	7,431

	134,564	142,264

Total assets	193,273	228,412

Current liabilities
Notes and accounts payable	4,120	10,841
Income tax payable	226	1,065
Accrued expenses and other current liabilities	8,263	11,488

	12,609	23,394

Total assets less current liabilities	180,664	205,018

Non-current liabilities
Deferred income tax liabilities	6	109
Accrued pension liabilities	553	520
Long-term tax liabilities	302	210
Other liabilities	23	—

	884	839

Net assets	$179,780	$204,179

Net current assets	$121,955	$118,870

Except for the reclassification as current or non-current items with respect to deferred income tax assets and liabilities, prepayment for property and equipment and land use rights, there are no other adjustments and reclassification made to the Company’s consolidated balance sheets prepared under US GAAP for conversion into HKFRS.

(d)	Segment information presented under HKFRS for the three years ended December 31, 2008:

For management purpose, the Company is currently organized into two operating segments — Integrated Circuit Group and Network Security Group. These groups are the basis on which the Company reports its primary segment information. Principal activities are as follows,

1.	Integrated Circuit Group: Integrated Circuit Group develops and markets innovative power management products for the computer, consumer and industrial markets.

2.	Network Security Group: Network Security Group develops and markets security components and systems for the communications markets.

Segment information about these businesses is presented below:

	(In Thousands)
	Integrated Circuit Group	Network Security Group	Consolidated
Year ended December 31, 2008
Revenue
External sales	$135,438	$3,387	$138,825
Inter-segment sales	—	—	—

	$135,438	$3,387	$138,825

Result
Segment results	$7,589	$(6,779)	$810

Unallocated corporate expenses			(911)

Loss from operations			(101)
Non-operating expenses, net			(12,133)

Loss before income tax			(12,234)
Income tax expense			(2,240)

Net loss			$(14,474)

Other Information
Capital expenditure	$6,684	$2,517	$9,201
Depreciation and amortization	$6,326	$550	$6,876
Loss on disposal of property and equipment	$56	$—	$56

	(In Thousands)
	Integrated Circuit Group	Network Security Group	Consolidated
Year ended December 31, 2007
Revenue
External sales	$163,573	$1,967	$165,540
Inter-segment sales	—	—	—

	$163,573	$1,967	$165,540

Result
Segment results	$30,622	$(6,670)	$23,952

Unallocated corporate expenses			(1,269)

Income from operations			22,683
Non-operating income, net			2,819

Income before income tax			25,502
Income tax expense			(1,456)

Net income			$24,046

Other Information
Capital expenditure	$7,749	$374	$8,123
Depreciation and amortization	$6,561	$366	$6,927
Loss on disposal of property and equipment	$18	$—	$18
Year ended December 31, 2006
Revenue
External sales	$124,269	$646	$124,915
Inter-segment sales	—	—	—

	$124,269	$646	$124,915

Result
Segment results	$1,065	$(5,497)	$(4,432)

Unallocated corporate expenses			(589)

Loss from operations			(5,021)
Non-operating income, net			2,858

Income loss before income tax			(2,163)
Income tax benefit			2,450

Net income			$287

Other Information
Capital expenditure	$23,037	$330	$23,367
Depreciation and amortization	$4,667	$280	$4,947
Loss on disposal of property and equipment	$76	$—	$76

The five largest customers of the Company accounted for about 42.4%, 44.0% and 33.1% of the total revenue of the Company for the years ended December 31, 2008, 2007 and 2006, respectively. The largest customer accounted for about 12.3%, 11.1% and 8.5% of the total revenue of the Company for the years ended December 31, 2008, 2007 and 2006, respectively.

The five largest suppliers of the Company accounted for about 58.4%, 67.6% and 79.5% of the total purchases of the Company for the years ended December 31, 2008, 2007 and 2006, respectively. The largest supplier accounted for about 19.1%, 28.3% and 23.1% of the total purchases of the Company for the years ended December 31, 2008, 2007 and 2006, respectively.

An analysis by the Company’s sales by geographical market, as determined by the customer’s ship-to- location is as follows:

	(In Thousands)
	Years Ended December 31
	2008	2007	2006
Turnover:
China	$109,083	$133,887	$92,801
Korea	10,742	13,435	15,018
Japan	12,952	11,992	9,603
Taiwan	2,606	4,232	6,559
Other	3,442	1,994	934

	$138,825	$165,540	$124,915

III.	Information on the Company’s subsidiaries

Below are brief particulars of all of our subsidiaries:

1.	O2 Micro, Inc.

	Date of incorporation:	March 29, 1995
	Place of incorporation and operation:	U.S.A
	Nature:	Corporation
	Authorized number of shares:	17,000,000 shares of common stock
7,335,189 shares of preferred stock
	Paid-up capital:	US$20,000
	Scope of business:	Marketing support and research and development services

2.	O2 Micro Electronics, Inc.

	Date of incorporation:	March 22, 1999
	Place of incorporation and operation:	Taiwan
	Nature:	Company limited by shares
	Paid-in capital:	NT$100,000,000
	Registered capital:	NT$340,000,000
	Scope of business:	Operations and sales support services

3.	O2 Micro International Japan Limited

	Date of incorporation:	August 18, 1999
	Place of incorporation and operation:	Japan Nature:
Corporation
	Authorized capital:	JPY3,000,000
	Paid-up capital:	JPY3,000,000
	Scope of business:	Sales support service

4.	O2 Micro Pte Ltd.

	Date of incorporation:	September 3, 1999
	Place of incorporation and operation:	Singapore
	Nature:	Private limited company
	Authorized capital:	S$1,000,000
	Paid-up capital:	S$1,000,000
	Scope of business:	Research and development service

5.	Aotu Micro (Wuhan) Co. Ltd.

	Date of incorporation:	January 18, 2001
	Place of incorporation and operation:	China
	Nature:	Wholly foreign-owned enterprise
	Term:	January 18, 2001 to January 18, 2016
	Total investment:	US$420,000
	Registered capital:	US$300,000
	Scope of business:	Research and development service

6.	O2 Micro Romania S.R.L.

	Date of incorporation:	January 19, 2001
	Place of incorporation and operation:	Romania
	Nature:	Wholly foreign-owned company
	Total investment:	359,056 RON
	Registered capital:	19,695 RON
	Scope of business:	Research and development service

7.	O2 Micro (Beijing) Co., Ltd.

	Date of incorporation:	February 19, 2001
	Place of incorporation and operation:	China
	Nature:	Wholly foreign-owned enterprise
	Term:	February 19, 2001 to February 18, 2021
	Total investment:	US$300,000
	Registered capital:	US$300,000
	Scope of business:	Research and development service

8.	O2 Micro (China) Co., Ltd.

	Date of incorporation:	April 11, 2001
	Place of incorporation and operation:	China
	Nature:	Wholly foreign-owned enterprise
	Term:	April 11, 2001 to April 10, 2051
	Total investment:	US$8,300,000
	Registered capital:	US$8,300,000
	Scope of business:	Research and development service

9.	O2 Micro (Chengdu) Co., Ltd.

	Date of incorporation:	July 6, 2004
	Place of incorporation and operation:	China
	Nature:	Wholly foreign-owned enterprise
	Term:	July 6, 2004 to July 5, 2019
	Total investment:	US$420,000
	Registered capital:	US$300,000
	Scope of business:	Research and development service

10.	O2 Micro Korea, Limited

	Date of incorporation:	March 3, 2003
	Place of incorporation and operation:	Korea Nature:
Corporation
	Authorized capital:	KRW200,000,000
	Paid-up capital:	KRW50,000,000
	Scope of business:	Sales support service

11.	International Asset Holding Company

	Date of incorporation:	April 16, 2004
	Place of incorporation and operation:	Cayman Islands
	Nature:	Company limited by shares
	Authorized capital:	US$50,000
	Paid-up capital:	US$1.00
	Scope of business:	Property holding

12.	Pan Pacific Holding Company

	Date of incorporation:	May 19, 2004
	Place of incorporation and operation:	Cayman Islands
	Nature:	Company limited by shares
	Authorized capital:	US$50,000
	Paid-up capital:	US$100
	Scope of business:	Investment holding

13.	O2 Security Limited

	Date of incorporation:	August 9, 2006
	Place of incorporation and operation:	Cayman Islands
	Nature:	Company limited by shares
	Authorized capital:	US$50,000
	Paid-up capital:	US$1.00
	Scope of business:	Operations and marketing service

14.	O2 Security, Inc.

	Date of incorporation:	September 26, 2008
	Place of incorporation and operation:	U.S.A
	Nature:	Corporation
	Authorized number of shares:	10,000 shares of common stock
	Paid-up capital:	US$401,000
	Scope of business:	Sale support and design service